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SHAW COMMUNICATIONS INC.
ANNUAL REPORT 2006

SHAW

Shaw Communications
ANNUAL REPORT
August 31, 2006
SHAW COMMUNICATIONS INC.
ANNUAL REPORT
The Annual General Meeting of Shareholders will be held on January 11, 2007 at 11:00 am (Mountain Time) at the Shaw Barlow Trail Building, 2400 -32nd Avenue NE, Calgary, Alberta.

Shaw Communications Inc.
REPORT TO SHAREHOLDERS
August 31, 2006
Dear fellow shareholders:
During 2006, Shaw Communications has achieved continued customer growth across all product lines, implemented value-added improvements to existing products and services, expanded new products and services, and improved financial results. These achievements mark our business growth, strengthen our financial position and enhance your investment in Shaw Communications Inc.
FINANCIAL HIGHLIGHTS
This year our financial position continued to strengthen:

•	Consolidated service revenue increased 11% over last year to $2.5 billion.

•	Total consolidated service operating income before amortization[1] increased 10% over last year to $1.1 billion.

•	Funds flow from operations[2] grew to $847 million.

•	Capital investment totaled $558 million, up $120 million over last year.

•	Despite increased capital investment, free cash flow[1] remained strong at $265 million.
Shaw Communications Inc. has chosen a balanced and prudent approach to reinvestment in growth strategies to build a stronger platform for the future.
A CUSTOMER-FOCUSED STRATEGY
Our strategy continues to focus on our customer and our vision underlines this focus;
“We the leading entertainment and communications company, deliver exceptional customer experience through outstanding people sharing Shaw values.”
As we pursue the daily delivery of superior customer experience, we build a company that also delivers to our shareholders through solid returns and improved shareholder value.
Our strategic focus continues to be to:

•	improve and leverage our network infrastructure to offer customers a wider range of products and services – this year with particular emphasis on the expansion of Shaw Digital Phone,

•	enhance our existing products and services to provide greater value for customers,

•	continuously improve on our 24/7/365 service commitments,

•	provide bundled product offers that enhance value for customers and shareholders, and

•	sharpen our competitive edge with operational efficiencies and sound financial and resource management.

Shaw Communications Inc.
REPORT TO SHAREHOLDERS
August 31, 2006
THIS YEAR’S SUCCESSES
Customer growth is one of our continuing success stories. Over the year, basic cable customers grew by 41,000 to 2.2 million. Digital customers grew 71,000, which represents an increase of more than 10%, to 670,000. Internet customers grew by 12% or 139,000 to 1.3 million. Star Choice customers grew by 25,000 to 869,000 and our Digital Phone customer base grew to 213,000.
Digital Phone continued to roll-out across our market area with the service available at year end to approximately 2.0 million homes, representing 60% of homes passed. We enhanced the service this year by offering international calls within the packaged rate.
We have increased our Xtreme-I Internet speed to enhance internet usage and also upgraded our High-Speed Lite Internet package. Our cable content line-up offers more choice to cable viewers with additions such as Turner Classic Movies and American Movie Classics. Over the past two years, Star Choice has introduced many technical improvements, added twenty-five new channels of viewing for subscribers, and improved service levels.
Each innovation keeps Shaw competitive, allowing us to retain existing customers and steadily add new ones. We deliver high-quality customer service, simplicity and value to our customers through various bundled service offerings creating value for Shaw’s stakeholders through incremental penetration, operational efficiencies and reduced churn.
We have recently purchased several cable systems including Pemberton Cable, Saltspring Cablevision, Whistler Cable and Grand Forks, all in British Columbia, as well as Norcom Telecommunications Limited operating in Kenora, Ontario. These acquisitions complement our existing operations and open growing markets to our full range of products and services.
The successful completion of Shaw Tower in Vancouver, British Columbia has raised our profile in a key market in addition to being a commercial success. It houses our local branch operations, and is already a landmark structure in the area.
The company redeemed a line of preferred securities during the year, which lowers our cost of capital, and also reduced debt to strengthen our balance sheet.
We repurchased 5.1 million Class B Non-Voting shares for $147 million representing approximately 2.5% of the outstanding Class B Non-Voting shares on August 31, 2005. Our dividend payout has steadily increased over the past four years and our Board of Directors just recently increased the annual equivalent dividend rate for Class B Non-Voting shares to $1.00 per share payable in monthly installments. Over the past year Class B Non-Voting share values have increased by 32.6%
OUTLOOK FOR THE FUTURE
We compete and win in a change-driven, highly competitive industry.
Our strategic focus continues to be our customers, satisfying them with our superior level of product offerings and striving to exceed their expectations on value and service.
We will continue to carefully manage our capital and operational assets in order to improve the efficient use of these resources. We will manage our finances to ensure we have the flexibility to take advantage of market opportunities that will deliver real growth and reward.

Shaw Communications Inc.
REPORT TO SHAREHOLDERS
August 31, 2006
Shaw shareholders are well positioned to continue to benefit from the dedicated efforts of our over 8,200 employees who are constantly improving our delivery of tangible value, new and improved products, and customer service that will drive our future success.

[Signed]	[Signed]

JR Shaw	Jim Shaw
Executive Chair	Chief Executive Officer
Shaw Communications Inc.	Shaw Communications Inc.

[1]	See definitions and discussion under Key performance drivers in Management’s Discussion and Analysis.

[2]	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
November 20, 2006
FORWARD
Tabular dollars are in thousands of Canadian dollars, except per share amounts or unless otherwise indicated. All per share amounts reflect common per share amounts, and are based on unrounded amounts. Percentage changes are based on rounded amounts. Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements.
This report includes various schedules and reconciliations. Figures for 2004 and 2005 may have been restated. Details of the restatement are included in the section “New accounting standards” included in this report.
CAUTION CONCERNING FORWARD LOOKING STATEMENTS
Certain statements included in this Management’s Discussion and Analysis and annual report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
with the expectations and predictions of Shaw is subject to a number of risks and uncertainties described in the section “Known events, trends, risks and uncertainties” included in this report. These factors include general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.
You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for Shaw to predict what factors will arise or when. In addition, Shaw cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
I.     INTRODUCTION TO THE BUSINESS
A.     Company overview – core business and strategies
i)     Shaw Communications Inc.
Shaw Communications Inc. (“Shaw” or “the Company”) is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice) to approximately 3.2 million customers. It provides customers with high-quality entertainment, information and communications services, utilizing a variety of distribution technologies.
Shaw’s strategy is to maximize shareholder value through the generation of free cash flow1. The key elements of this strategy include: leveraging its network infrastructure to offer customers a wider variety of products and services; enhancing existing products to provide greater value to customers; providing best-in-class 24/7/365 service; bundling product offerings to provide value to both Shaw and the customer; and focusing on sound capital management and operational efficiencies to maintain a competitive edge.
Shaw is organized into two business segments. The relative size of each of the segments as a percentage of consolidated service revenue in fiscal 2006 is as follows: Cable – 73.5%; Satellite – 26.5%.
ii)     Cable
Cable is comprised of Shaw’s cable television, Internet, Digital Phone and Business Solutions operations. Shaw is the largest cable television provider in Western Canada with almost 2.2 million cable television customers in five provinces (British Columbia, Alberta, Saskatchewan, Manitoba and northwestern Ontario), representing approximately 28% of the Canadian cable television market. Through its technologically advanced broadband network, Shaw had 1,306,991 Internet customers, 669,737 digital cable customers and 212,707 digital phone lines as at August 31, 2006. Shaw’s penetration of Internet is one of the highest in North America, at almost 60% of basic cable customers. Shaw Business Solutions develops and manages Shaw’s inter-city fiber network that serves as the primary Internet backbone for Shaw’s broadband Internet customers and provides Internet and data connectivity services to large businesses and other organizations.
Shaw’s strategy is to leverage its network by providing additional services beyond traditional cable. In past years, Shaw enhanced the quality, depth and capacity of its plant and network infrastructure through significant capital investments. The plant and network is now essentially fully digital and two-way capable. Over the past three years, Shaw has made capital investments in order to leverage its existing network to offer telephony services. These ongoing investments have enabled Shaw to expand its service offerings to include digital programming, Internet, Video-on-Demand (“VOD”), High Definition Television (“HDTV”), and Digital Phone.
In offering Digital Phone service, Shaw is utilizing PacketCabletm technology and DOCSIStm specifications. The customers’ existing phone lines are connected into a modem usually installed at the location of the central wiring in the customer’s premise. The modem converts the voice conversation (waves) into digital IP packets that are carried to an IP based telephone switch (“softswitch”). At this point the packets are transformed again into analog signals and handed off to the public switched telephone network or may be routed through the IP network to the called party. Over the past fiscal year, Shaw invested $86.1 million of capital on the deployment of Digital Phone, which includes costs associated with customer premise equipment and installation, acquiring and operating softswitches, IP

[1]	See definitions and discussion under Key performance drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
transport, network redundancy, network equipment and back-up powering, information technologies and systems integration. In total, Shaw has invested $148.7 million on the roll-out of Digital Phone to the end of 2006.
The entry into the triple play market of voice, video and data with the launch of Digital Phone in 2005 was a significant milestone for Shaw. As at August 31, 2006 Shaw Digital Phone service is available to approximately 60% of homes passed. In 2005 Shaw launched the Digital Phone service in Calgary, Edmonton and Winnipeg and during 2006, Shaw expanded its Digital Phone footprint to include Vancouver and Victoria and various other smaller centers. Shaw Digital Phone is a primary line telephone service that uses Shaw’s private managed broadband network, allowing the Company to ensure a consistent level of quality and reliability to its phone customers. The service combines local, long distance and the most popular calling features into a simple package for a fixed monthly fee. The service includes a local residential line, unlimited anytime long distance calling within Canada and the U.S., 1000 international calling minutes per month to Europe, the U.K. and Asia Pacific as well as six calling features: voicemail, call display, call forwarding, three-way calling, call return and call waiting. Professional installation, access to E-911, directory and operator services, and 24/7/365 customer support are all part of the Shaw Digital Phone service at no additional cost. Customers also have the option of keeping their current home phone number and the service works with existing telephones in a customer’s home so no purchase of additional equipment is required.
Shaw has deployed an advanced generation of cable modems based on the DOCSIStm 2.0 specifications. This advanced generation of cable modem technology enabled Shaw to increase the capabilities and reliability of its high-speed data network by increasing the capacity and throughput in both the upstream and downstream portions of the cable plant. As a result, the network has the ability to provide up to 30 megabit per second (Mbps) capacity in both directions. Shaw’s continued investment in plant infrastructure will accommodate further growth opportunities in digital programming, VOD, HDTV, and Internet, and will accelerate Digital Phone growth. The home entertainment experience continues to improve with on-demand and personalization of products and services and Shaw continues to ensure that its broadband network and interactive capabilities are being used to their full potential.
Shaw’s strategy of enhancing existing products to provide greater value to customers and providing exceptional customer service continued throughout 2006. Analog cable service was enhanced as part of the Company’s strategy to bring popular programming services to these cable customers, who represent almost 70% of Shaw’s basic subscribers. Digital, Shaw Pay Per View (“PPV”) and VOD offerings were expanded with new content and the High Definition (“HD”) channel line up was improved with the addition of several new channels. Internet saw increased speed as well as the introduction of Shaw Photo Share. Also in the year, the Company established a new call centre located in Winnipeg that serves as an overflow centre to handle customer calls and inquiries from across Western Canada. With the continued growth of the business, there was a need to increase support to ensure delivery on the commitment to provide exceptional customer service.
Shaw has a customer-centric strategy designed to deliver high-quality customer service, simplicity and value to its customers through various bundled service offerings. Delivering value to customers creates value for Shaw’s stakeholders through incremental penetration, operational efficiencies and reduced churn.
Finally, Shaw creates value through operating efficiencies. The Company continues to accomplish this through its “clustering” strategy, which involves geographical consolidation and re-alignment of its cable systems to take advantage of potential administrative, operating and marketing synergies that arise from larger, focused operations. Over a number of years, Shaw has acquired and divested various cable systems to complement its cable clusters. As a result, Shaw has consolidated its position as the dominant

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
provider of cable television services in Western Canada. During 2006 Shaw announced the acquisition of several cable systems including Pemberton Cable, Saltspring Cablevision, Whistler Cable and Grand Forks, all in British Columbia, as well as Norcom Telecommunications Limited operating in Kenora, Ontario. In 2004, Shaw acquired certain cable systems in Alberta and southern British Columbia from Monarch Cablesystems Ltd. (“Monarch”).
iii)    Satellite
Satellite is comprised of DTH (Star Choice) and Satellite Services. DTH distributes digital video and audio programming services via DTH satellite to Canadian residences and commercial establishments. It is one of two DTH satellite operators licensed by the Canadian Radio-television and Telecommunications Commission (“CRTC”) to deliver digital subscription video and audio programming services via satellite directly to subscribers’ homes and businesses. Satellite Services has two principal lines of business: (a) through Shaw Broadcast Services, redistributing television and radio signals via satellite to cable operators and other multi-channel system operators in Canada and the US, referred to as a satellite relay distribution undertaking (“SRDU”) and providing uplink and network management services for conventional, specialty and pay broadcasters on a contract basis; and b) through Shaw Tracking, providing mobile tracking and messaging services to approximately 550 companies in the long-haul trucking industry in Canada, with over 35,000 vehicles using its services.
Star Choice began the national roll-out of its digital DTH services in October 1997 and, at August 31, 2006, had 869,208 subscribers across Canada. Star Choice’s customer acquisition strategy has evolved from predominantly rural households not served by cable or underserved by cable (i.e. served by cable systems that offer fewer than 80 channels) to households that have access to a full range of cable services primarily in urban areas.
Star Choice and Satellite Services share a common satellite infrastructure. They each distribute largely the same digital video and audio signals to different markets (residential and business), thereby allowing Shaw to derive distinct revenue streams from different customers using a common platform.
B.     Seasonality
Although financial results of the business segments are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. For example, the Cable segment typically experiences the highest levels of subscriber growth during the first quarter as post-secondary students return to school, customers return from vacation or reconnect cable in anticipation of the new television season. Correspondingly, subscriber growth tends to be lower or negative in the third and fourth quarters as the school year ends, vacation period begins and the television season ends. Subscriber growth in the Satellite business segment is also affected by vacation schedules as customers reconnect and disconnect DTH services at summer homes. Further, “snowbirds” (customers who vacation in warmer climates during the winter months) may also connect and reconnect DTH or cable services on a seasonal basis. In addition, new subscriber activations may also be positively affected by the Christmas holiday season. While subscriber activity is subject to seasonal fluctuations, it may also be affected by competition and varying amounts of promotional activity undertaken by the Company.
C.     Key performance drivers
Shaw measures the success of its strategies using a number of key performance drivers which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
FINANCIAL MEASURES:
i)     Service revenue
Service revenue is a measurement determined in accordance with Canadian and US generally accepted accounting principles (“GAAP”). It represents the inflow of cash, receivables or other consideration arising from the sale of products and services. Service revenue is net of items such as trade or volume discounts and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP measures have not been presented as an alternative to net income or any other measure of performance or liquidity prescribed by Canadian or US GAAP. The following contains a listing of the Company’s use of non-GAAP financial measures and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.

ii)	Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Consolidated Statements of Income and Deficit. In the analysis of business segments, it excludes a certain litigation settlement in 2004 as detailed in Note 15 to the Consolidated Financial Statements. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.
Relative increases period over period in service operating income before amortization and in operating margin are indicative of the Company’s success in delivering valued products and services to its customers in a cost-effective manner.
iii)    Free cash flow
The Company uses free cash flow as a measure of the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	2006	2005	2004

($000’s Cdn)
Cable free cash flow(1)	193,398	228,617	272,250
Satellite free cash flow(2)	72,047	48,702	6,631

Consolidated free cash flow	265,445	277,319	278,881

(1)	The reconciliation of free cash flow for cable is provided on page 32.

(2)	The reconciliation of free cash flow for satellite is provided on page 37.
Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes on net income, capital expenditures (on an accrual basis) and equipment costs (net).

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
All of the line items used in the free cash flow calculation, are as reported on a segmented basis in the Company’s Note 15 to the Consolidated Financial Statements. Therefore, segmented capital expenditures and equipment costs (net) exclude capital expenditures in respect of the Burrard Landing Lot 2 Partnership (the “Partnership”). The Partnership, which the Company is required to proportionately consolidate, is financed by 25 year secured mortgage bonds with no recourse to the Company. Segmented service operating income before amortization, which is the starting point of the free cash flow calculation, excludes prepayments on an indefeasible right to use (“IRU”) certain specifically identified fibers and the profit from satellite services equipment, both of which are recognized as amortization line elements in the income statement. As a result, prepayments on IRUs in amounts not exceeding the cost to build those fibers and equipment profit from satellite services are subtracted from the calculation of segmented capital expenditures and equipment costs (net).
STATISTICAL MEASURES:
i)     Subscriber counts, including penetration and bundled customers
The Company measures the count of its customers in Cable and DTH (Star Choice). Basic cable subscribers include residential customers, multiple dwelling units (“MDUs”) and commercial customers. A residential subscriber who receives at a minimum, basic cable service, is counted as one subscriber. In the case of MDUs, such as apartment buildings, each tenant with a minimum of basic cable service is counted as one subscriber, regardless of whether invoiced individually or having services included in his or her rent. Each building site of a commercial customer (e.g. hospitals, hotels or retail franchises) that is receiving at a minimum, basic cable service, is counted as one subscriber. Digital customers include the count of basic subscribers with one or more active DCTs. Internet customers include all modems on billing plus pending installations and Digital Phone lines includes all phone lines on billing plus scheduled installations due to the growth nature of these products. All subscriber counts exclude complimentary accounts but include promotional accounts.
Cable measures penetration for basic services as a percentage of homes passed and, in the case of all other services, as a percentage of basic customers.
Star Choice measures its count of subscribers in the same manner as cable counts its basic customers, except that it also includes seasonal customers who have indicated their intention to reconnect within 180 days of disconnection.
Subscriber counts and penetration statistics measure market share and also indicate the success of bundling and pricing strategies.
ii)     Customer churn
Customer churn is calculated as the number of new customer activations less the net gain of customers during the period, divided by the average of the opening and closing customers for the applicable period of calculation. Churn provides a measure of customer satisfaction and preferences.
D.     Critical accounting policies and estimates
The Company prepared its Consolidated Financial Statements in accordance with Canadian GAAP. An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 1 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under GAAP and how they affect the amounts reported in the Consolidated Financial Statements and notes. It also describes significant accounting policies where alternatives exist. In addition, within the critical accounting policies and estimates, Canadian-US GAAP

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
differences are identified where they exist. Refer to Note 21 to the Consolidated Financial Statements for a complete reconciliation of Canadian-US GAAP differences. Following is a discussion of the Company’s critical accounting policies:
i)     Revenue and expense recognition
Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from cable, Internet, Digital Phone and DTH customers includes subscriber service revenue when earned. The revenue is considered earned as the period of service relating to the customer billing elapses.
The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate units of accounting; therefore, these revenue streams are assessed as an integrated package. Subscriber connection fees and amounts charged on customer premise equipment that have no utility to the customer separate and independent of the Company providing additional subscription services, must be deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the DCT, modem and DTH equipment revenue commences once the subscriber service is activated. In the case of connection fee revenue and equipment revenue from DCTs, DTH equipment and modems, there is no specified term for which the customer will receive the related subscription revenue; therefore the Company considered its customer churn rate and other factors, such as competition from new entrants in the video and Internet markets, to arrive at a period of deferral of two years. In the case of revenue from truck tracking equipment sales, revenue is recognized over the period of the related service contract for airtime, which is generally five years. The Company also receives installation revenues in its Shaw Business Solutions operation on contracts with commercial customers. This revenue is deferred and recognized as service revenue on a straight-line basis over the related service contract, which generally span two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.
In conjunction with these up-front fees, the Company also incurs incremental direct costs which include, in the case of equipment revenue, the cost of the equipment and related installation costs, and in the case of connection fee revenue, certain customer acquisition costs such as selling, administrative and reconnection costs. There are two alternatives to account for these incremental direct costs. The first alternative is to expense the costs immediately. The second alternative, as permitted by primary sources of GAAP, is to defer and amortize incremental costs directly related to the upfront revenue. Emerging Issues Committee (“EIC”) abstract 141, “Revenue Recognition” states that the costs incurred related to the acquisition or origination of a customer contract should be accounted for on a basis similar to the three criteria set forth in EIC-27, “Revenues and Expenditures during the Pre-operating Period.” The Company has determined that the aforementioned incremental costs identified above meet the criteria for deferral. First, the costs, such as the equipment and installation, are directly related to obtaining the equipment revenue or connection fee revenue from the new customer. Second, the costs are incremental in nature. Third, the costs are recoverable from the related revenues. Historically, the Company has determined that the excess cost of the equipment over the upfront equipment revenue is recoverable from the related revenues of the ongoing subscription revenue.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
The Company has chosen to defer and amortize the related costs over the same period as the deferred revenue. This provides the best matching of the costs of the equipment and subscriber connection with the related up-front revenue and future revenue stream of subscription services. It is also consistent with the Canadian accounting standard “Financial Statement Concepts,” which recognizes that expenses that are linked to revenue-generating activities in a cause and effect relationship are normally matched with the revenue in the accounting period in which the revenue is recognized.
The cost of equipment and installation costs associated with DCTs, DTH equipment and modems generally exceeds the amounts received from customers on the sale of equipment; i.e. the equipment is sold to the customer at a subsidized price. The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention. Under US GAAP, the Company is required to expense this excess immediately.
The Company has limited its deferral of certain customer acquisition costs to the amount of related deferred connection fee revenue due to the non-tangible nature of these costs. Under US GAAP, subscriber connection fees are recognized as revenue when the connection is completed as it is considered a partial recovery of initial selling expenses and related administrative expenses.
Income statement classification
In connection with the adoption of EIC 141 in 2004, the Company changed its income statement presentation to distinguish amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning two to five years. As a result, the amortization of deferred equipment revenue and deferred equipment cost are non-cash items on the income statement, similar to the Company’s amortization of deferred IRU revenue, which the Company has always segregated from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment only once, at the beginning of that relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.
Subscriber connection and installation costs
The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue.
ii)     Allowance for doubtful accounts
The majority of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. In determining its estimate, the Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgement and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of subscriber accounts and collections will increase or decrease bad debt expense.
iii)    Property, plant and equipment – capitalization of direct labour and overhead
As outlined in the recommendations of the Canadian Institute of Chartered Accountants (“CICA”), the cost of property, plant and equipment includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they include the construction costs directly attributable to the acquisition, construction, development or betterment of plant through either increased service capacity or lowered associated operating costs. Repairs and maintenance expenditures are charged to operating expenses as incurred.
Direct labour and overhead costs are capitalized in three principal areas:

1.	Corporate departments such as engineering and information technology. Engineering is primarily involved in overall planning and development of the cable/ Internet/ Digital Phone infrastructure. Labour and overhead costs directly related to this activity are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. In fiscal 2006, 2005 and 2004, the information technology department has devoted considerable efforts towards the development of systems to support Digital Phone. Labour costs directly related to this and other projects were capitalized.

2.	Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the cable/ Internet infrastructure. Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include, but are not limited to, projects such as new subdivision builds, increasing network capacity for internet, Digital Phone and VOD by reducing the number of homes fed from each node, and upgrades of the plant to 860 MHz capacity.

3.	Subscriber-related activities such as installation of new drops and Internet services. The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (e.g. wiring, filters, software, etc.) which enhance the service potential of the distribution system through the ability to earn future service revenues. Costs associated with service calls, collections, disconnects and reconnects that do not involve the installation of a capital asset are expensed.
Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.
The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, almost all labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by unit-based employees (“UBEs”) which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split; however, such analysis is subject to overall reasonability checks on the percentage capitalization based on known capital projects and customer growth.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
iv)    Property, plant and equipment – capitalization of interest
As permitted by Canadian GAAP, the cost of an item of property, plant and equipment that is acquired, constructed, or developed over time may include carrying costs, such as interest, which is directly attributable to such activity. Shaw does not capitalize interest on the construction of its own assets, with the exception of the Partnership’s construction of the office/residential tower in Vancouver. The interest is capitalized on the tower as the construction of it has taken place over a significant period of time and the interest on the Partnership construction facility is directly attributable to such activity. Capitalization of interest ceased in 2005 when the tower was substantially completed and was ready for occupancy. The alternative accounting policy is to expense interest on construction immediately, which would have resulted in additional interest expense of $0.7 million and $1.4 million in 2005 and 2004, respectively.

v)	Depreciation policies and useful lives
The Company depreciates the cost of property, plant and equipment over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company might have to shorten the estimated life of certain property, plant and equipment which could result in higher depreciation expense in future periods or an impairment charge to write down the value of property, plant and equipment.

vi)	Asset impairment
The valuations of all long-lived assets, including deferred charges, broadcast licenses, goodwill, investments in unconsolidated entities and property, plant and equipment are subject to annual review for impairment. The Company compares the carrying value of long-lived assets excluding investment in unconsolidated entities (“Capital Assets”) to valuations using unlevered discounted cash flow analysis. A two-step process determines impairment of these Capital Assets. The first step determines when impairment is recognized and compares the carrying value of the Capital Assets to the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If the carrying value exceeds this sum, a second step is performed which measures the amount of the impairment as the difference between the carrying value of these Capital Assets and their fair value calculated using quoted market price or discounted cash flows. Investments are compared to quoted market values (where available) or estimated net realizable value, and are reviewed to determine whether such impairment is other than temporary. An impaired asset is written down to its estimated fair market value based on the information available at that time. Considerable management judgment is necessary to estimate discounted cash flows. Assumptions used in these cash flows are consistent with internal forecasts and are compared for reasonability to forecasts prepared by external analysts. Changes in assumptions with respect to the competitive environment could result in impairment of assets.

vii)	Employment benefit plans
Shaw has a defined benefit pension plan for key senior executives. The amounts reported in the financial statements relating to the defined benefit pension plan are determined using actuarial valuations that are based on several assumptions. The valuation uses management’s assumptions for the discount rate, rate of compensation increase, and expected average remaining years of service of employees. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The Company accounts for differences between actual and assumed results by recognizing differences in

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
benefit obligations and plan performance over the working lives of the employees who benefit from the plan. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations. It is usually based on the yield on long-term, high-quality corporate fixed income investments and is determined at the end of every year. The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

	Accrued Benefit
	Obligation at	Pension Expense
	End of Fiscal 2006	Fiscal 2006

($000’s Cdn)
Discount Rate	5.25%	5.00%
Impact of: 1% decrease	22,168	747

viii)	Future income taxes
The Company has recognized future income tax assets in respect of its losses and losses of certain of Shaw’s subsidiaries. Realization of future income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. The Company has evaluated the likelihood of realization of future income tax assets based on forecasts of taxable income of future years and based on the ability to reorganize its corporate structure to accommodate use of taxable losses in future years. Assumptions used in these taxable income forecasts are consistent with internal forecasts and are compared for reasonability to forecasts prepared by external analysts. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.
ix)    Commitments and contingencies
The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Contractual and other commercial obligations primarily relate to network fees and operating lease agreements for use of transmission facilities, including maintenance of satellite transponders and lease of premises in the normal course of business. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.
E.     Related party transactions
Related party transactions are reviewed by Shaw’s Corporate Governance and Nominating Committee, comprised of independent directors. The following sets forth certain transactions in which the Company is involved.
Normal course transactions
The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
Corus Entertainment Inc. (“Corus”)
The Company and Corus are subject to common voting control. During the year, network, advertising and programming fees were paid to various Corus subsidiaries. The Company provided cable system distribution access, administrative services, uplinking of television signals and Internet services to various Corus subsidiaries. In addition, the Company provided Corus with television advertising spots in return for radio and television advertising.
Burrard Landing Lot 2 Holdings Partnership
The Company has a 33.33% interest in the Partnership. During the current year, the Company paid the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, B.C., is the Company’s headquarters for its Lower Mainland operations.
Other transactions
The Company has entered into the following transaction with Corus:
During 2005, the Company sold the cable television advertising business, originally acquired as part of the purchase of the Monarch cable systems to Corus.
F.     New accounting standards
Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in Canadian accounting pronouncements. The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policy. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices. Shaw adopted the following policies in 2006:
(i)     Equity Instruments
In 2006, the Company retroactively adopted the amended Canadian Standard Section 3860, Financial Instruments – Disclosure and Presentation, which requires obligations that may be settled at the issuer’s option by a variable number of the issuer’s own shares to be presented as liabilities, which is consistent with US standards. As a result, the Company’s Canadian Originated Preferred Securities (“COPrS”) and the Zero Coupon Loan have been classified as debt instead of equity and the entitlements thereon are treated as interest expense instead of dividends. In addition, such US denominated instruments are translated at period-end exchange rates and to the extent they are unhedged, the resulting gains and losses included in the Consolidated Statements of Income and Deficit. The impact on the Consolidated

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
Balance Sheets as at August 31, 2006 and 2005 and on the Consolidated Statements of Income and Cash Flows for each of the years in the three year period ended August 31, 2006 is as follows:

	Increase (decrease)

	2006	2005
	$	$

($000’s Cdn)
Consolidated balance sheets:
Deferred charges	793	13,247
Long-term debt	100,000	454,775
Future income taxes	267	14,033
Share capital	(98,467)	(498,194)
Deficit	1,007	(42,633)

Decrease in deficit:
Adjusted for change in accounting policy	(42,633)	(36,403)
Decrease in equity entitlements (net of income taxes)	(16,788)	(31,318)
Decrease in gain on redemption of COPrS	40,484	12,803
Decrease in gain on settlement of Zero Coupon Loan	–	4,921
Decrease in net income	19,944	7,364

	1,007	(42,633)

	Increase (decrease)
	in net income

	2006	2005	2004
	$	$	$

($000’s Cdn except per share amounts)
Consolidated statements of income:
Increase in amortization	(206)	(258)	(312)
Increase in interest	(25,341)	(48,541)	(62,302)
Increase in foreign exchange gain on unhedged long-term debt	2,881	34,258	24,559
Increase in debt retirement costs	(12,248)	(6,311)	–
Decrease in fair value loss on foreign currency forward contract	2,415	–	–
Decrease in income tax expense	12,555	13,488	18,016

Decrease in net income	(19,944)	(7,364)	(20,039)

Increase (decrease) in earnings per share:	(0.01)	0.03	0.09

	Increase (decrease)

	2006	2005	2004
	$	$	$

($000’s Cdn)
Statement of cash flows:
Operating activities	(20,724)	(41,468)	(38,343)
Financing activities	20,724	41,468	38,343

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006

(ii)	Non-monetary Transactions
In 2006, the Company prospectively adopted the new Canadian standard, Non-monetary Transactions, which requires application of fair value measurement to non-monetary transactions determined by a number of tests. The new standard is consistent with recently amended US standards. The application of these recommendations had no impact on the Company’s consolidated financial statements.
The following policies will be adopted in future fiscal periods:

(iii)	Financial Instruments
In January 2005, the CICA issued Handbook Section 3855 “Financial Instruments — Recognition and Measurement”, Handbook Section 3865 “Hedges” and Handbook Section 1530 “Comprehensive Income”. These new standards will be required to be implemented by the Company in 2008 and will harmonize Canadian and US GAAP. The Company is currently assessing the impact of these new standards.
G.    Known events, trends, risks and uncertainties
The Company is subject to a number of risks and uncertainties which could have a material adverse effect on its future profitability. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The risks and uncertainties discussed below highlight the more important and relevant factors that could significantly affect the Company’s operations. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company. The principal risks include:

•	Competition and technological change, including change in regulatory risks
•	Interest rate, foreign exchange, market value and capital market risks
•	Contingencies
•	Uninsured risks of loss
•	Reliance on suppliers
•	Holding Company structure
•	Control of Shaw by the Shaw family
•	Information systems and internal business processes
•	Dividend payments

i)	Competition and technological change
Cable providers operate in an open and competitive marketplace. Shaw’s businesses currently face competition from regulated entities utilizing existing or new communications technologies and from currently unregulated and illegal services. In addition, Shaw may face competition in the future from other technologies being developed or to be developed.
CABLE TELEVISION AND DTH
Shaw’s cable television systems compete with the direct reception by antenna of unencrypted over-the-air local and regional broadcast television signals. Shaw also either currently competes or may in the future compete with other distributors of video and audio signals, including DTH satellite services, satellite master antenna systems, multipoint distribution systems (“MDS”), other competitive cable television undertakings and telephone companies offering video service.
The Star Choice DTH business faces the same competitive environment as cable television companies. Competitors include Bell ExpressVu (the only other licensed DTH satellite service currently operating

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
in Canada), cable television companies, grey and black market satellite service providers and other competitors such as wireless operators, telephone companies and off-air television broadcasters.
DTH delivers programming via signals sent directly to receiving dishes from medium and high-powered satellites, as opposed to via broadcast, cable delivery or lower powered transmissions. DTH services presently provide more channels than some of Shaw’s cable systems and are fully digital. Two licensed operators, Star Choice (a subsidiary of Shaw) and Bell ExpressVu, are currently providing DTH services in Canada. These DTH operators have achieved considerable customer growth and currently provide service to approximately 2.6 million Canadian households. In addition, grey and black market DTH providers (i.e., providers of US-based digital DTH programming services available in Canada without authorization from the CRTC or from the US DTH providers) also constitute competitive services. The Supreme Court of Canada has ruled that grey and black market DTH providers are violating the Radiocommunication Act (Canada), and are therefore providing an illegal service.
MDS delivers television programming by unobstructed line-of-sight microwave transmission to subscribers equipped with special antennae. Since 1995, the CRTC has approved MDS applications of distributors competing with cable television service in given service areas. In particular, the CRTC has granted licenses to Craig Wireless International Inc. (formerly Skycable Inc.) with respect to certain areas of Manitoba and British Columbia, and to Image Wireless Communications Inc. with respect to certain areas of Alberta and Saskatchewan. The CRTC has also issued a license to Look Communications Inc. to operate MDS undertakings in southern and eastern Ontario and in Quebec.
Other competitive cable television undertakings are licensed to operate within the authorized service areas of incumbent cable licensees. Novus Entertainment Inc., one of these licensed providers, operates within one of Shaw’s licensed service areas in Vancouver.
Canadian telephone companies are also licensed as broadcast distribution undertakings to provide standard and interactive television services, including in some cases, VOD. Telus Corporation currently offers Telus TV in select parts of Alberta and British Columbia; SaskTel offers Max TV in Saskatchewan; Manitoba Telecom Services Inc. (“MTS”) offers viewers a competitive choice with MTS TV in Manitoba; Bell Canada offers services in parts of Ontario and Quebec; Télébec offers services in Quebec; and Aliant Telecom Inc. offers services in Atlantic Canada. SaskTel launched its service in September 2002, and as of December 31, 2005 had over 42,000 customers. MTS launched its service in January 2003, and as of June 30, 2006 had approximately 56,000 customers.
To date, none of these competitors has had a material impact on Shaw’s overall cable television operations. Almost all of Shaw’s cable systems are concentrated in major urban markets, having favourable demographics and growth potential, with most of the remainder in smaller clusters, linked via fiber optic distribution systems either to each other or to larger markets. Through this clustering strategy, Shaw maximizes the benefits of operating efficiencies, enabling it to be a low-cost service provider, which is a necessary component in strengthening its competitive position. In addition, Shaw plans to continue to deploy new technologies to increase channel capacity, to expand the range and quality of its services, and to enhance its programming and communication service offerings including, for example, VOD, interactive television, full digital line-ups, HDTV, and Digital Phone. The Company expects that competition will continue to increase and there can be no assurance that increased competition will not have a material adverse effect on Shaw’s results of operations.
INTERNET
There are a number of different types of Internet service providers (“ISPs”) offering residential and business Internet access services that compete with Shaw’s Internet services. These include on-line

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
service and content providers (such as AOL Canada), independent basic access service providers (both national and regional), incumbent telephone companies and wireless communications companies.
Many ISPs provide telephone dial-up Internet access services with typical access speeds of up to 56 kbps. Such services are provided by incumbent telephone companies and independent ISPs (mainly through the use of the telephone companies’ facilities and services). According to a report from the CRTC dated October 2005, approximately 27% of all Internet subscribers in Canada used low-speed dial-up access services, while the other 73% used high-speed services.
High-speed Internet access services are principally provided through cable modem and digital subscriber line (“DSL”) technology. High-speed services enable users to transmit and receive text, video, voice and data in digital form at significantly faster access speeds than dial-up access through a regular telephone line. Internet access services through cable modem technology are primarily provided by cable companies, although the CRTC has also authorized third-party ISPs to access cable companies’ facilities to deliver high-speed Internet services. DSL services are principally offered by incumbent telephone companies such as BCE Inc., Telus Corporation, MTS, and SaskTel.
The ISPs have access to cable companies’ facilities to deliver competing Internet access service. Currently, competing ISP’s have access to high-speed access services of Shaw pursuant to a third party Internet access tariff that came into effect on November 2, 2004 and was subsequently updated on March 20, 2006. Such third party access services are available in Vancouver, Victoria, Calgary, Edmonton, Saskatoon and Winnipeg. Currently only one ISP has subscribed to the tariff. Until such time as an ISP subscribes to the tariff, or in areas where Shaw’s third party Internet access services are not available, Shaw has been directed by the CRTC to allow ISPs to resell cable Internet services at a 25% discount from the retail rate. Currently, there are three ISPs using Shaw’s resale services at the resale discount rate.
Although operating in a competitive environment, Shaw expects that consumer desire for Internet access services, generally, and for bandwidth-intensive applications on the Internet (including streaming video, digital downloading and interactive gaming), in particular, will lead to continued growth for high speed Internet services, such as Shaw High-Speed Internet.
SATELLITE SERVICES
In its Canadian SRDU business, Satellite Services faces competition principally from Bell ExpressVu, which received an SRDU license from the CRTC in 1999. At present, Satellite Services and Bell ExpressVu are the only licensed SRDU operators in Canada. Satellite Services also faces competition from the expansion of fiber distribution systems into territories previously served only by SRDU operators. This expansion permits delivery of distant US and Canadian conventional television stations to more remote locations without the use of satellite transmission.
INTERNET INFRASTRUCTURE
Through its Shaw Business Solutions subsidiaries, Shaw competes with other telecommunications carriers in providing high-speed broadband communications services (data and video transport and Internet connectivity services) to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Shaw Business Solutions competitors include incumbent local exchange carriers (such as Telus Corporation and Bell Canada), competitive access providers, competitive local exchange carriers, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant new competitors.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
DIGITAL PHONE
The competitors of Shaw Digital Phone include incumbent telephone companies (“ILECs”)(such as Telus Corporation, SaskTel, MTS, and subsidiaries or affiliates of BCE Inc.), competitive local exchange carriers (“CLECs”) (such as Rogers Telecom Inc., formerly Sprint Canada Inc.) and non-facilities-based Voice over Internet Protocol (“VoIP”) providers (such as Primus Telecommunications Canada Inc. and Vonage Holdings Corp.). As the market for VoIP services develops and as VoIP technology evolves, new competitors (such as IT providers, network vendors and system integrators) may emerge from companies that have not offered voice solutions in the past.
The ILECs currently control the vast majority of the local telephone services market in Canada. Several of such competitors have larger operational and financial resources than the Corporation and are well established with residential customers in their respective markets. The CRTC’s decisions continue to demonstrate a strong commitment to ensuring sustainable facilities-based competition. Nevertheless, both the CRTC and the Ministry of Industry are emphasizing a greater reliance on market forces as the preferred mechanism for regulating the market. For example, the CRTC determined that Internet-based local exchange voice services (VoIP) offered by the ILECs were local services and would be regulated as such by the CRTC. On September 1, 2006, the CRTC reaffirmed its decision following a request from the Federal Cabinet to reconsider this matter. However, on November 15, 2006 the Government announced its intent to vary the decision in order to have the CRTC treat certain Internet-based VoIP services as distinct from other local services and have these ILEC VoIP services regulated in the same manner as comparable CLEC VoIP services. On November 16, 2006, the CRTC issued a circular giving immediate effect to this direction. Also in 2006, the CRTC rendered its decision on the forbearance criteria the ILECs must meet in order to have their local exchange service deregulated. The forbearance framework approved by the CRTC required a 25% market share loss threshold by the ILECs as well as several requirements and performance thresholds relating to their provision of wholesale services. The forbearance decision has been appealed by the ILECs to the Federal Cabinet. The CRTC also initiated further reviews on two aspects of the framework: first, whether to include wireless-only households in market share calculations: and second, whether to alter the market share loss threshold from the 25% requirement. Decisions on the appeal and these reviews are not expected before the spring of 2007.
In April 2005, the Minister of Industry appointed a three person panel to make recommendations on the major issues and priorities for telecommunications policy and regulatory reform with a view of modernizing Canada’s telecommunications framework to the benefit of all Canadians. In March 2006, the panel issued its report. This report, which included 127 specific recommendations, called for a significant reduction in the role of the CRTC and greater reliance on market forces in the telecommunications sector. The Minister of Industry continues to deliberate on the recommendations contained in the report. As partial response to one of the recommendations, the Minister tabled before Parliament a draft policy direction to the CRTC that would require it to rely on market forces to the maximum extent feasible. These developments may negatively affect the business and prospects of Shaw Digital Phone.
IMPACT OF REGULATION
Substantially all of the Corporation’s business activities are subject to regulations and policies established under various Acts (Broadcasting Act, Telecommunication Act and Radiocommunications Act). These regulations and policies are generally administered by the CRTC under the supervision of the Federal Departments of Industry and Canadian Heritage. Accordingly, the Corporation’s results of operations are affected by changes in regulations and decisions by regulators. Changes in the regulation of Shaw’s business activities, including decisions by regulators affecting the Corporation’s operations (such as the granting or renewal of licenses; decisions concerning the regulation of ILECs in the

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
provision of local services; the granting of additional distribution, broadcasting or programming licenses to competitors in the Corporation’s markets; or the introduction of new copyright liabilities) or changes in interpretations of existing regulations by courts or regulators, could adversely affect the Corporation’s results of operations. The Corporation’s CRTC licenses must be renewed from time to time and cannot be transferred without regulatory approval.

ii)	Interest rate, foreign exchange, market value and capital market risks
Shaw manages its exposure to floating interest rates and US dollar foreign exchange fluctuation through the use of interest rate and cross-currency exchange agreements or “swaps”. In order to minimize the risk of counterparty default under its swap agreements, Shaw assesses the creditworthiness of its swap counterparties. Currently 100% of the total swap portfolio is held by financial institutions with Standard & Poor’s (or equivalent) ratings ranging from AA- to A-1.
As at August 31, 2006 Shaw has the following financial exposures at risk in its day-to-day operations:

(a)	Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are:

1.	Banking facilities as more fully described in Note 9 to the Consolidated Financial Statements.

2.	Various Canadian and US denominated senior notes and debentures with varying maturities issued in the public and private markets as more fully described in Note 9 to the Consolidated Financial Statements.

3.	Canadian Originated Preferred Securities (“COPrS”) issued in Canadian dollars with an original term of 30 years as more fully described in Note 9 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates, while the senior notes, debentures and COPrS are fixed-rate obligations. Shaw utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. Shaw also uses interest rate swap transactions to fix the interest rates on a portion of its bank debt. At August 31, 2006 Shaw had “swapped out” $59.0 million of its $280.0 million Canadian floating-rate bank indebtedness by means of a Canadian interest rate swap transaction entered into with a major Canadian chartered bank. The swap fixes interest on a notional amount of bank debt of $59.0 million at an effective rate, which at August 31, 2006 was 8.89%. The interest rate swap fully terminates on April 30, 2007.

As at August 31, 2006, approximately 93% of Shaw’s consolidated long-term debt was fixed with respect to interest rates. Based on the variable rate debt outstanding at August 31, 2006, a 1% increase in interest rates would result in an annual increase in interest expense of approximately $2.2 million.

(b)	Foreign exchange: As the Company has grown it has accessed US capital markets for a portion of its borrowings. Since Shaw’s revenues and assets are primarily denominated in Canadian dollars, it faces significant potential foreign exchange risks in respect of the servicing of the interest and principal components of its US dollar denominated debt. In view of this, the Company’s policy with respect to US debt is that at least 70% of the amounts maturing within the next ten years be hedged to protect against exchange fluctuations, and at August 31, 2006, 100% of such maturities were hedged. The Company

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006

utilizes cross-currency swaps, where appropriate, to hedge its exposures on US dollar denominated bank and debenture indebtedness.

In addition, some of the Company’s capital expenditures are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have a material adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures, the Company regularly enters into forward contracts in respect of US dollar commitments. In respect of 2006, the Company entered into forward contracts providing for monthly or quarterly US dollar purchases under which the Company purchased approximately US $83 million at an average exchange rate of 1.2146 Cdn. With respect to 2007, the Company has entered into forward contracts to purchase approximately US $129 million over a period of 12 months commencing in September 2006 at an average exchange rate 1.1426 Cdn.

Further information concerning the policy and use of derivative financial instruments is contained in Note 1 to the Consolidated Financial Statements.

(c)	Market value: The Company has $18.0 million of investments of which $9.4 million represents publicly traded securities. The value of the Company’s investments is subject to market risk. The market value of publicly traded investments at August 31, 2006 is $9.6 million.

(d)	Capital Markets: The Company requires ongoing access to capital markets to support its operations. Changes in capital market conditions, including significant changes in market interest rates or lending practices, may have a material adverse effect on the Company’s ability to raise or refinance short-term or long-term debt, and thus on its financial position and ability to operate.
iii)    Contingencies
The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although such proceedings cannot be predicted with certainty, management does not expect that the outcome of these matters will have a material adverse effect on the corporation.
iv)    Uninsured risks of loss
Business interruption insurance covering damage or loss to one or more of the satellites that the Company uses in its DTH and Satellite Services business is not economically viable. In the event of a complete satellite failure, subject to Telesat’s recovery of insurance proceeds and Shaw’s continued contribution to the cost of Telesat’s insurance premiums, Shaw is entitled to receive certain compensation payments derived through Telesat’s underlying in-orbit insurance policy. Such payments are to be applied as a credit toward future transponder capacity services to be provided by Telesat. The Company purchased transponders on Anik F1 and Anik F2 from Telesat on an unprotected, non-preemptible service level basis, and Shaw has priority access to spare transponders on each satellite in the case of interruption, although there is no assurance that such transponders would be available. During 2005 Shaw moved the services on the Anik F1 satellite to the newly-launched, state-of-the-art Anik F1R. The new Anik F1R satellite is expected to have increased power over what would have been otherwise available on Anik F1, resulting in improved reliability and stability for DTH customers. Shaw has a service arrangement with Telesat for the capacity on Anik F1R which has the same substantive benefits and obligations as on Anik F1. The F1R service arrangement expires in February 2016, which was the originally expected end-of-service life for Anik F1. In the event of satellite failure, service will

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
only be restored as additional capacity becomes available. Restoration of satellite service on a US satellite may require repositioning or re-pointing of customers’ receiving dishes. As a result, the customers’ level of service may be diminished or they may require a larger dish. Satellite failure could cause customers to deactivate their DTH subscriptions or otherwise have a material adverse effect on business and results of operations.
Network failures caused by damage by fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events could have a material adverse affect, including customer relationships and operating results. The Company protects its network through a number of measures including physical security, ongoing maintenance and placement of insurance on its network equipment and data centers. The Company self-insures the plant in the cable and Internet distribution system as the cost of insurance is generally prohibitive. The risk of loss is however mitigated as most of the cable plant is located underground. In addition, it is likely that damages caused by any one incident would be limited to a localized geographic area and therefore resulting business interruption and financial damages would be limited. Further, the Company has back-up disaster recovery plans in the event of plant failure and redundant capacity with respect to certain portions of the system. In the past, it has successfully recovered from damages caused by natural disasters without significant cost or disruption of service. Although the Company has taken steps to reduce this risk, there can be no assurance that major disruptions will not occur.
v)     Reliance on suppliers
Shaw’s distribution and call center network is connected or relies on other telecommunication carriers and certain utility companies. Any of the events described in the preceding paragraph, as well as labour strikes and other work disruptions, bankruptcies, technical difficulties or other events affecting these carriers or utilities could also hurt business, including customer relationships and operating results.
The Company sources its customer premise and capital equipment and capital builds from certain key suppliers. While the Company has alternate sources for most of its purchases, the loss of a key supplier could adversely affect the Company in the short term.
vi)    Holding company structure
Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, the Company’s ability to meet its financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from its subsidiaries together with proceeds raised by the Company through the issuance of equity and the incurrence of debt, and from the proceeds from the sale of assets. The payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.
vii)    Control of Shaw by the Shaw family
As at November 20, 2006, JR Shaw and members of his family and the corporations owned and/or controlled by JR Shaw and members of his family (the “JR Shaw Group”) own approximately 78.7% of the outstanding Class A Shares of the Company. The Class A Shares are the only shares entitled to vote in all shareholder matters. All of the Class A Shares held by the JR Shaw Group are subject to a voting trust agreement entered into by such persons. The voting rights with respect to such Class A Shares are exercised by the representative of a committee of five trustees. Accordingly, the JR Shaw Group is, and as long as it owns a majority of the Class A Shares will continue to be, able to elect a

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
majority of the Board of Directors of the Company and to control the vote on matters submitted to a vote of the Company’s Class A shareholders.
viii)   Information systems and internal business processes
Many aspects of our business depend to a large extent on various IT systems and software and internal business processes. The company is subject to risk as a result of potential failures of, or deficiencies in, these systems or processes. Although the Company has taken steps to reduce this risk, there can be no assurance that losses may not occur.
ix)    Dividend payments
The Company currently pays monthly dividends in amounts approved on a quarterly basis by the Board of Directors. At the current approved dividend amount, the Company anticipates it will pay approximately $190 million in dividends during 2007. While the Company expects to generate sufficient free cash flow in 2007 to fund these dividend payments, if actual results are different from expectations there can be no assurance that the Company will continue dividend payments at the current level.
II.    SUMMARY OF QUARTERLY RESULTS

		Service		Basic
		operating income		earnings	Funds flow
	Service	before		per	from
Quarter	revenue	amortization(1)	Net income	share(2)	operations(3)

(In $000’s Cdn except per share amounts)
2006
Fourth	631,888	275,127	210,369	0.97	220,617
Third	626,654	279,544	126,410	0.58	221,099
Second	611,197	267,924	45,790	0.21	208,273
First	589,545	255,322	75,681	0.35	197,208

Total	2,459,284	1,077,917	458,250	2.11	847,197

2005
Fourth	562,958	250,759	69,959	0.31	191,507
Third	559,883	252,899	32,836	0.14	190,144
Second	549,919	244,311	5,721	0.02	176,557
First	537,050	234,024	44,705	0.19	170,316

Total	2,209,810	981,993	153,221	0.67	728,524

(1)	See Key performance drivers on page 8.

(2)	Diluted earnings per share equals basic earnings per share except in 2006 where diluted earnings per share is $0.96 and $2.09 for the fourth quarter and year, respectively.

(3)	Funds flow from operations is presented before changes in net non-cash working capital as presented in the Consolidated Statement of Cash Flows.
Generally, service revenue has grown quarter-over-quarter as a result of customer growth and rate increases. Service operating income before amortization has also generally grown with a decline noted in the fourth quarters of each of 2006 and 2005 due to growth in expenditures exceeding the growth in revenues. The increased expenses in 2006 were mainly due to costs related to employee growth, maintenance related service costs for software and equipment as well as increased marketing costs. The

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
increased expenses in 2005 were costs primarily incurred to support continued growth, to prepare for increased competition and to launch digital phone.
Net income has generally trended positively quarter-over-quarter as a result of a number of factors including the growth in service operating income before amortization and during the first, third and fourth quarters of 2006 the Company recorded future tax recoveries primarily related to a reduction in corporate income tax rates which contributed $31.4 million, $23.4 million and $150.0 million, respectively, to net income. Also, during the third quarter of fiscal 2006 the Company reported a gain on the sale of a portfolio investment which contributed $37.3 million on an after-tax basis. The fourth quarter of 2005 benefited from a $21.7 million after-tax gain recorded on the settlement of the equity forward sale contract in respect of the investment in Motorola Inc. (“Motorola”). Net income declined by $29.9 million in the second quarter of 2006 due to the tax recovery recorded in the first quarter. Net income declined in the second quarter of 2005 as a result of foreign exchange gains and losses recognized on unhedged long term debt. A gain of $49.3 million was recorded in the first quarter of 2005 and a loss of $19.2 million was recorded in the second quarter.
The following factors further assist in explaining the trend of quarterly service revenue and service operating income before amortization:
Growth in subscriber statistics as follows:

	2006				2005

Subscriber Statistics	First	Second	Third	Fourth	First	Second	Third	Fourth

Basic cable customers	29,429	6,838	2,248	2,766	17,109	(1,707)	1,338	3,733
Digital customers	28,296	18,594	14,733	9,630	21,501	15,517	9,764	11,167
Internet customers	54,724	36,296	21,654	25,907	47,748	32,539	27,034	39,804
Digital Phone Lines	34,088	28,018	50,294	43,744	N/A	3,512	18,938	34,113
DTH	10,199	6,843	4,283	3,221	(3,068)	4,815	6,252	8,760

Significant acquisitions and divestitures:

•	The acquisition of cable systems serving approximately 40,000 customers was completed effective March 31, 2004. In 2005, these systems generated service operating income of approximately $3.5 million and $3.7 million in the first and second quarter respectively, and in the third quarter generated an additional $1.8 million over the amounts reported in the third quarter of 2004.
New Product Launch:

•	The initial product launch of Shaw Digital Phone service was in Calgary on February 14, 2005. During 2005 the Company did additional launches in Edmonton and Winnipeg and in 2006 added Victoria, Vancouver and Fort McMurray and other smaller areas including the surrounding areas of Calgary and Edmonton.
•	During 2005 the Company launched on-screen ordering of VOD content in Calgary, Edmonton, Winnipeg, Saskatoon, Red Deer, Fort McMurray and Vancouver and during 2006 launched the service on Vancouver Island.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
III.   RESULTS OF OPERATIONS
OVERVIEW OF FISCAL 2006 CONSOLIDATED RESULTS

				Change

				2006	2005
	2006	2005	2004	%	%

(In $000’s Cdn except per share amounts)
Operations:
Service revenue	2,459,284	2,209,810	2,079,749	11.3	6.3
Service operating income before amortization (1)	1,077,917	981,993	925,935	9.8	6.1
Service operating margin	43.8%	44.4%	44.5%
Funds flow from operations(2)	847,197	728,524	654,585	16.3	11.3
Net income	458,250	153,221	70,870	199.1	116.2
Free cash flow(1)	265,445	277,319	278,881	(4.3)	(0.6)
Balance sheet:
Total assets	7,522,543	7,430,185	7,576,720
Long-term financial liabilities (including current portion of long-term debt)	2,996,385	3,199,542	3,344,258
Per share data:
Income per share – basic	$2.11	$0.67	$0.31
Income per share – diluted	$2.09	$0.67	$0.31
Weighted average number of participating shares outstanding during period (000’s)	217,666	228,210	231,605
Cash dividends paid per share
Class A	0.470	0.305	0.155
Class B	0.475	0.310	0.160

(1)	See Key performance drivers on page 8.

(2)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.
Highlights

•	Net income was $458.3 million for the year compared to income of $153.2 million in 2005 and $70.9 million in 2004.
•	Earnings per share were $2.11 compared to $0.67 in 2005 and $0.31 in 2004.
•	Service revenue for the year improved to $2.5 billion from $2.2 billion last year and $2.1 billion in 2004.
•	Service operating income before amortization of $1.08 billion was up over last year’s amount of $982.0 million in 2005 and $925.9 million in 2004.
•	Consolidated free cash flow was $265.4 million compared to $277.3 million in 2005 and $278.9 million in 2004.
•	The footprint of Digital Phone continued to expand with the Company adding Victoria, Vancouver and Fort McMurray and other smaller areas, including the surrounding areas of Calgary and Edmonton. At August 31, 2006, the number of Digital Phone lines, including pending installations, was 212,707.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006

•	The Shaw customer base continued to grow with increases of 41,281 for basic cable (2005 – 20,473); 71,253 for digital (2005 – 57,949); 138,581 for Internet (2005 – 147,125); and 24,546 (2005 – 16,759) for DTH.
•	In November, 2005 the Company closed a $450 million offering of 6.1% senior unsecured notes due November 16, 2012 and in May, 2006 closed a $300 million offering of 6.15% senior unsecured notes due May 9, 2016. During 2006 the Company redeemed two series of Canadian Originated Preferred Securities (COPrS) including the Series B US$172.5 million 8.5% COPrS and the Cdn. $150.0 million 8.875% COPrS.
•	Dividends paid in 2006 increased 55% over 2005 and the Company has increased the equivalent annual dividend rate on its Class A Participating Share and Class B Non-Voting Participating Shares by $0.40 to $0.995 and $1.00, respectively.
•	The Company repurchased 5,119,900 Class B Non-Voting Shares for cancellation, pursuant to a normal course issuer bid for $146.6 million ($28.64 per share) during 2006.
Revenue and operating expenses
2006 vs. 2005
Consolidated service revenue of $2.5 billion for the year improved 11.3% over the prior year. The increase was primarily due to customer growth and rate increases. Consolidated service operating income before amortization for the year increased 9.8% over 2005 to $1.08 billion. The improvement over the comparative period was primarily due to overall revenue growth and reduced costs in the satellite division. These improvements were partially offset by increased costs in the cable division, including expenditures incurred to support continued growth, deliver high quality customer service and to launch Digital Phone in new markets.
The Shaw Digital Phone service is now available to approximately 2,000,000 homes, which represents 60% of homes passed. During the year, Shaw expanded its Digital Phone footprint to include Victoria, Vancouver, Fort McMurray and other smaller areas, including the surrounding areas of Calgary and Edmonton.
2005 vs. 2004
In 2005 revenue increased 6.3% primarily due to customer growth, rate increases, the inclusion of a full year of revenue resulting from the acquisition of Monarch cable systems effective March 31, 2004 and the change in mix of promotional activities.
On February 14, 2005 Shaw entered the triple play market of voice, video and data with the launch of Digital Phone and as at August 31, 2005 offered a primary line Digital Phone service across certain of its cable services areas including Calgary, Edmonton and Winnipeg.
Consolidated service operating income before amortization increased 6.1% to $982.0 million. The improvements were due to overall revenue growth and reduced costs in the satellite division, while 2005 also benefited from a $6.5 million settlement of litigation deducted in the prior year. These improvements were partly offset by increased costs in the cable division, including expenditures incurred to support continued growth, to prepare for increased competition and to launch Digital Phone.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
Amortization

				Change

				2006	2005
	2006	2005	2004	%	%

(In $000’s Cdn)
Amortization revenue (expense) –
Deferred IRU revenue	12,546	12,999	12,098	(3.5)	7.4
Deferred equipment revenue	80,256	71,677	82,711	12.0	(13.3)
Deferred equipment costs	(200,218)	(210,477)	(229,013)	(4.9)	(8.1)
Deferred charges	(5,328)	(6,595)	(8,108)	(19.2)	(18.7)
Property, plant and equipment	(385,607)	(408,866)	(403,395)	(5.7)	1.4

The increase in amortization of deferred equipment revenue of 12% in 2006 is primarily due to growth in sales of higher priced HD digital equipment commencing in fiscal 2005. The 2005 decrease in amortization of deferred equipment revenue of 13.3% is primarily the result of lower DTH equipment sales as well as the impact in 2005 of the reduction in the selling price of DTH equipment. Declining DTH equipment sales, combined with the strengthening of the Canadian dollar relative to the US dollar and decreases in the cost of customer equipment, caused the majority of the 4.9% and 8.1% decrease in amortization of deferred equipment costs in 2006 and 2005, respectively.
Amortization of property, plant and equipment decreased in 2006 as the impact of assets becoming fully depreciated exceeded the amortization on new capital purchases.
Interest on long-term debt

				Change

				2006	2005
	2006	2005	2004	%	%

(In $000’s Cdn)
Interest	254,303	262,949	281,774	(3.3)	(6.7)

Interest charges decreased year over year as a result of lower average cost of borrowing mainly resulting from changes in the various components of long-term debt.
Investment activity gains and losses

				Increase (decrease)
				in income

	2006	2005	2004	2006	2005

(In $000’s Cdn)
Gain on sale of investments	50,315	32,163	356	18,152	31,807
Write-down of investments	(519)	(1,937)	(651)	1,418	(1,286)

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
Gain on sale of investments
The gain on sale of investments primarily resulted from the sale of the investment in Canadian Hydro Developers, Inc. (“Canadian Hydro”) in 2006; the settlement of the forward sale contract in respect of the Motorola investment in 2005; and, sale of a minority interest in a small cable company in British Columbia in 2004.
Write-down of investments
The write-down of investments are in respect of minor interests in private companies and an equity interest in a speciality channel network.
Other income and expenses

				Increase (decrease)
				in income

	2006	2005	2004	2006	2005

(In $000’s Cdn)
Debt retirement costs	(12,248)	(6,311)	(2,598)	(5,937)	(3,713)
Foreign exchange gain on unhedged long-term debt	5,369	40,518	28,522	(35,149)	11,996
Fair value loss on forward currency forward contracts	(360)	(19,342)	–	18,982	(19,342)
Other gains	6,724	11,016	3,753	(4,292)	7,263

The debt retirement costs in 2006 and 2005 arise on the write-off of the remaining deferred financing charges associated with the redemption of the US $172.5 million COPrS and $150.0 million COPrS in the current year and the US $142.5 million COPrS in the prior year.
In 2004, the Company incurred $2.6 million in debt retirement costs primarily related to the repayment of its $350 million credit facility due February 10, 2006.
Shaw recorded foreign exchange gains on the translation of its foreign denominated unhedged long-term debt which included US dollar denominated bank loans, COPrS and a Zero Coupon Loan. Due to the strengthening of the Canadian dollar relative to the US dollar and repayment of the US denominated debt during 2005 and 2006, the Company recorded foreign exchange gains of $5.4 million, $40.5 million and $28.5 million in 2006, 2005 and 2004 respectively. As of June 2006, the Company no longer has any foreign denominated unhedged long-term debt and therefore, does not anticipate recording any further exchange gains and losses.
The Company had a forward purchase contract which provided US funds required for the quarterly interest payments on the US denominated COPrS. This forward purchase contract was not designated as a hedge. Accordingly, the carrying value of this financial instrument was adjusted to reflect the current market value, which resulted in losses of $0.4 million and $23.6 million in 2006 and 2005, respectively. In addition, the forward purchase contract entered into by the Company to purchase the US funds required to redeem the Series A COPrS in February 2005 was not eligible for hedge accounting. As a result, the forward purchase contract was fair valued and resulted in a gain of $4.3 million on settlement.
The year-over-year change in other gains was in respect of amounts reported on the sale of residential units of Shaw Tower by the Partnership of $1.7 million in 2006 and $6.2 million in 2005.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
Income tax expense
The income tax expense was calculated using current statutory income tax rates of 33.75%, 35.5% and 35.5% for the years 2006, 2005 and 2004, respectively, and was adjusted for the reconciling items identified in Note 14 to the Consolidated Financial Statements. Future income tax recoveries of $175.8 million and $14.1 million related to reductions in corporate income tax rates were recorded in 2006 and 2004, respectively.
Equity income (loss) on investees
The equity losses on investees were $0.3 million in both 2005 and 2004.
Investment in Burrard Landing Lot 2 Holdings Partnership
As described in Note 1 to the Consolidated Financial Statements, Shaw proportionately consolidates the assets, liabilities, revenues and expenses of its interest in the Partnership. During construction, all costs, including interest were capitalized to the cost of the building. The commercial construction of the building was completed in the fall of 2004, at which time Shaw began to record revenue and expenses in respect of the commercial activities which had a nominal impact on net income. Residential construction was completed in the second quarter of 2006. Shaw has recorded gains on the sale of residential units of $1.7 million (2005 – $6.2 million).
Net income per share

				Change

				2006	2005
	2006	2005	2004	%	%

(In $000’s Cdn except per share amounts)
Net income	458,250	153,221	70,870	199.1	116.2
Divided by weighted average number of participating shares outstanding during period (000’s)	217,666	228,210	231,605	(4.6)	(1.5)
Income per share – basic	$2.11	$0.67	$0.31	214.9	116.1
Income per share – diluted	$2.09	$0.67	$0.31	211.9	116.1

The percentage improvements in earnings per share in 2006 is higher than the respective percentage improvement in earnings because of the decrease in the weighted average number of outstanding shares due to ongoing share repurchases.
Net income
Net income was $458.3 million in 2006 compared to $153.2 million in 2005 and $70.9 million in 2004. The year-over-year changes are summarized in the table below. The fluctuations in other net costs and revenue from 2005 to 2006 is mainly due to lower foreign exchange gains on unhedged long-term debt and increased debt retirement costs on the redemption of two series of COPrS in 2006 versus one series in 2005 partially offset by a higher gain on sale of investments due to sale of Canadian Hydro and decreased fair value loss on forward currency forward contracts. The fluctuation in other net costs and revenue from 2004 to 2005 is due to the gain recorded on the settlement of a forward sale contact of the Motorola investment.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006

	2006	2005

(In $millions Cdn)
Increased service operating income before amortization	95.9	56.1
Decreased amortization of deferred net equipment cost and revenue and IRU revenue	18.4	8.4
Decreased (increased) amortization of deferred charges and property, plant and equipment	24.5	(4.0)
Decreased interest expense	8.6	18.8
Change in other net costs and revenue(1)	(6.4)	26.7
Decreased (increased) income taxes	164.0	(23.7)

	305.0	82.3

(1)	Other net costs and revenue include gain on sale of investments, write-down of investments, debt retirement costs, foreign exchange gain on unhedged long-term debt, fair value loss on foreign currency forward contracts, equity income (loss) on investees and other gains as detailed in the Consolidated Statements of Income and Deficit.
SEGMENTED OPERATIONS REVIEW
CABLE
FINANCIAL HIGHLIGHTS

				Change

				2006	2005
	2006	2005	2004	%	%

($000’s Cdn)
Service revenue (third party)	1,808,583	1,598,369	1,491,569	13.2	7.2

Service operating income before amortization (1)	857,466	797,583	779,579	7.5	2.3
Less:
Interest	210,758	220,388	237,290	(4.4)	(7.1)
Cash taxes on net income	1,761	5,410	2,926	(67.4)	(84.9)

Cash flow before the following:	644,947	571,785	539,363	12.8	6.0
Capital expenditures and equipment subsidies	451,549	343,168	267,113	31.6	28.5

Free cash flow(1)	193,398	228,617	272,250	(15.4)	(16.0)

Operating margin(1)	47.4%	49.9%	52.3%	(2.5)	(2.4)

(1)	See Key performance drivers on page 8.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
2006 vs. 2005
OPERATING HIGHLIGHTS

•	During the year the Company added 43,744 Digital Phone lines and at August 31, 2006, the number of Digital Phone lines, including pending installations, was 212,707. The expansion of Shaw’s Digital Phone footprint continued with the service rolled out during the year in Victoria, Vancouver, Fort McMurray and other smaller areas including the surrounding areas of Calgary and Edmonton.
•	Internet penetration of basic is now at almost 60%, up from 54.5% at August 31, 2005. Shaw has in excess of 1.3 million Internet customers having added 138,581 in the year. Digital subscribers were up 71,253 in the year and Basic cable posted a 41,281 increase.
•	Commencing in October 2005, Shaw introduced rate increases on most stand-alone services, packages, and on specialty services. The increases generated additional revenue of approximately $3.8 million per month once fully implemented in November 2005.
•	Shaw announced the acquisition of several cable systems that complement existing operations including Pemberton Cable, Saltspring Cablevision, Whistler Cable, and Grand Forks, all operating in British Columbia as well as Norcom Telecommunications Limited operating in Kenora, Ontario. These cable systems provide synergies with existing operations and represent growing markets.
Cable service revenue improved 13.2% over last year. The increase was primarily driven by customer growth and rate increases. Service operating income before amortization increased 7.5% over the comparable year. The investment in people and services to support ongoing service and product enhancements, as well as increased marketing and maintenance related to service costs for software and equipment contributed to this reduced pace of growth.
The Shaw Digital Phone service is now available to approximately 2.0 million, representing 60% of homes passed. During the year Shaw expanded its Digital Phone footprint to Victoria, Vancouver, Fort McMurray and other smaller areas including the surrounding areas of Calgary and Edmonton. During 2007, the Company plans to continue the roll-outs when it anticipates the service will be available to over 80% of homes passed. In 2006 the Company enhanced the digital phone service to offer its customers a competitive international long distance calling plan. In addition to unlimited anytime long distance calling within Canada and the U.S., Shaw Digital Phone now includes 1,000 international long distance minutes per month. Shaw Digital Phone customers can direct dial a variety of countries in Europe, the U.K. and Asia Pacific for no additional costs. Shaw is now completing over 3.6 million telephone calls per day on its private managed broadband network (not the public internet) allowing Shaw to ensure customers receive a superior level of quality and reliability. The Company continues to expand the product offering and plans to launch a business voice service during 2007.
A number of customer service initiatives and enhancements were completed during the year. Analog cable service was enhanced with the new channel launches of Turner Classic Movies, American Movie Classics (AMC) as well as the addition of Encore Avenue. This is part of the Company’s strategy to bring popular programming services to analog cable customers who represent almost 70% of Shaw’s basic subscribers. High-speed Internet was enhanced with the introduction of Shaw Photo Share and the Company increased the speed of its premier Internet service, High-Speed Xtreme-I, by over 40%. The High-Speed Xtreme-I service now allows customers to download Internet files at an enhanced speed of up to 10Mb per second. Shaw has also added value and variety for digital customers by adding the NFL Network at no additional cost and carrying NHL hockey on Shaw Pay Per View (“PPV”). VOD offerings were expanded during the year with the addition of content from Warner Bros. International and Eurocinema. Vancouver Island was added to the VOD footprint and during 2006 over 2.4 million

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
VOD sessions were ordered by customers. Shaw also announced the expansion of its High Definition (“HD”) offering adding TSN HD, CBC HD, Discovery HD, A&E HD and CTV HD. Over 90,000 cable customers are now HD capable, having purchased an HD receiver from Shaw. With the continued growth of the business, the Company increased support to ensure delivery on its commitment to provide exceptional customer service through the establishment of a new call centre located in Winnipeg. This new call centre serves as an overflow facility to handle customer calls and inquiries from across Western Canada.
2005 vs. 2004
OPERATING HIGHLIGHTS

•	Shaw launched Digital Phone in Calgary, Edmonton and Winnipeg and as at August 31, 2005 pending and installed Digital Phone lines totaled 56,563.

•	Customer base grew across all products and penetration of customers who subscribe to bundled services increased to 48.2% up from 42.4% in 2004.

•	Effective November 26, 2004, Shaw introduced rate increases of approximately $1 per month on most of its packages. The increases generated additional monthly revenue of approximately $2.0 million per month when they were fully implemented at the end of January 2005.
Annual cable service revenue improved 7.2% over 2004. The increase was primarily driven by customer growth including Shaw’s entry into the telephony market, rate increases and a full year of revenue from the Monarch cable systems acquired in the third quarter of fiscal 2004.
Fiscal 2005 was an exciting year for cable with the launch of Shaw Digital Phone in three major markets. At the same time, Shaw continued to invest in value added services and product improvements, including Shaw Video Mail, Shaw Secure, Shaw Messenger and increased speed of connectivity to its Internet product. As a result, Shaw’s Internet suite includes a comprehensive security package, a complete online messaging service and the ability to send video email up to two minutes in length to multiple recipients all at increased speeds of up to 40% on high-speed Internet products. In addition, cable continued to roll out on-screen ordering of VOD content and to enhance customer support. The required investment in people and services to support these initiatives, plus increased network fees, premise and compliance costs contributed to the lower growth rate of service operating income before amortization of 2.3% for the year.
The cable division has experienced increased competition with video competitors, such as MTS and SaskTel in Winnipeg and Saskatoon, respectively. MTS entered the video market in 2004 and SaskTel in 2003. In addition, Telus, which operates in Shaw’s Alberta and British Columbia service areas, was granted a broadcasting distribution license in 2003 to enter the market and Shaw anticipates additional competition when Telus launches their video service. In response, Shaw continues to solidify its strong customer relationships through initiatives such as same day/next day service, enhancing the attractiveness of its current products with new features and launching Digital Phone. While these required investments have exerted pressure on cable margins, which were 49.9% compared to 52.3% in 2004, they are expected to position the Company for future growth as the roll out of Digital Phone continues.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
CAPITAL EXPENDITURES AND EQUIPMENT SUBSIDIES – CABLE

				Change

				2006	2005
	2006	2005	2004	%	%

(In $000’s Cdn)
Capital expenditures and equipment subsidies:
New housing development(1)	79,230	79,656	63,906	(0.5)	24.7
Success-based(2)	87,365	60,320	54,540	44.8	10.6
Upgrades and enhancement(3)	192,875	140,776	112,223	37.0	25.4
Replacement(4)	38,807	30,181	16,070	28.6	87.8
Buildings and other	53,272	32,235	20,374	65.3	58.2

	451,549	343,168	267,113	31.6	28.5

Capital expenditure categories listed above include:

(1)	Build out of mainline cable and the addition of drops in new subdivisions.

(2)	Capital and equipment subsidies related to the acquisition of new customers, including installation of modems, digital cable terminals (“DCTs”), filters and commercial drops for Shaw Business Solutions customers.

(3)	Upgrades to the plant from 550 MHz to 750 MHz in 2003 and 750 MHz to 860 MHz in 2004, build out of fiber backbone to reduce use of leased circuits and costs to decrease node sizes and Digital Phone capital in 2004, 2005 and 2006.

(4)	Normal replacement of aged assets such as drops, vehicles and other equipment.
2006 vs. 2005
Capital investment increased $108.4 million over 2005 as the Company undertook various projects to support growth and improvements. During 2006, Shaw invested $86.1 million of capital on Digital Phone deployment. Total spending to date on Digital Phone is now $148.7 million. Success-based capital was up $27.0 million over the prior year due to Digital Phone customer growth. The increase over 2005 of $60.7 million in the Upgrades and Enhancements and Replacements categories combined is primarily due to spending to maintain a leading network. During the year the Company invested in fibre projects, node and channel expansion projects to support digital phone and internet growth, as well as headend expenditures to support VOD and digital cable improvements. The current year also included higher new vehicle purchases and increased spending on office equipment to support call centre expansions. Spending in Buildings and Other increased $21.0 million over the comparable period primarily due to spending on a new customer management and billing system and increased facilities projects.
2005 vs. 2004
During 2005, Shaw increased certain capital expenditures to ensure that its network could support additional customer demand, and to accelerate the rollout of Digital Phone and other new products and services. As a result, capital expenditures increased 28.5% or $76.1 million over 2004. Shaw invested $49.1 million of capital on the deployment of Digital Phone during the 2005 year (2004 – $14.0 million). The fixed capital portion of the Digital Phone investment, plus enhancements and replacements of amplifiers, power supplies, nodes and other network components, is reflected in higher annual spending of upgrades/ enhancements and replacement capital, which combined, increased $42.7 million over 2004. The remaining increase in annual capital spending of $33.4 million is due to increased spending of $15.7 million on new housing development, $11.9 million on buildings and other and $5.8 million on success-based capital. The new housing development spending increased as a result

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
of increased construction, principally in Alberta and British Columbia, and recoveries of capital recorded in 2004. Buildings and other were up mainly due to investments in new and enhanced information systems and the purchase of certain software licenses. Success-based capital increased due to Digital Phone customer premise equipment and the related installation activity.
SUBSCRIBER STATISTICS

				2006		2005

					Change		Change
	2006	2005(1)	2004(1)	Growth	%	Growth	%

CABLE:
Basic subscribers	2,186,091	2,144,810	2,124,337	41,281	1.9	20,473	1.0
Penetration as a % of homes passed	65.6%	66.1%	67.2%
Digital customers	669,787	598,534	540,585	71,253	11.9	57,949	10.7
Digital deployment (“DCTs”)	853,160	739,783	641,033	113,377	15.3	98,750	15.4

INTERNET:
Connected and scheduled installations	1,306,991	1,168,410	1,021,285	138,581	11.9	147,125	14.4
Penetration as % of basic	59.8%	54.5%	48.1%
Stand-alone Internet not included in basic cable	156,018	135,697	114,884	20,231	15.6	20,813	18.1
DIGITAL PHONE
Number of lines(2)	212,707	56,563	–	156,144	276.1	56,563	–

(1)	August 31, 2005 and 2004 are restated for comparative purposes as if the acquisition of the Salt Spring and Pemberton cable systems in British Columbia had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.
Digital customers increased by 71,253 in 2006 compared to an increase of 57,949 in 2005. The Internet customer base grew by 138,581 in 2006, compared to 147,125 last year. Internet penetration as a percentage of basic was 59.8% compared to 54.5% last year. Shaw continues to be one of the leading North American cable operators in this regard.
Each new product and product enhancement keeps Shaw competitive allowing the Company to retain existing customers and steadily add new ones. Shaw delivers high-quality customer service, simplicity and value to its customers through various bundled service offerings creating value for Shaw’s customers. This also allows Shaw to benefit through incremental penetration and operational efficiencies.

Churn(1)	2006	2005	2004

Digital customers	14.7%	15.1%	15.5%
Internet customers	14.9%	15.1%	17.7%

(1)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period. See Key performance drivers page 8.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

				Change

				2006	2005
	2006	2005	2004	%	%

($000’s Cdn)
DTH (Star Choice)	567,807	530,729	505,637	7.0	5.0
Satellite Services	82,894	80,712	82,543	2.7	(2.2)

Service revenue (third party)	650,701	611,441	588,180	6.4	4.0

Service operating income before amortization(1)
DTH (Star Choice)	175,401	141,687	111,150	23.8	27.5
Satellite Services	45,050	42,723	41,690	5.4	2.5

	220,451	184,410	152,840	19.5	20.7
Less:
Interest(2)	42,100	41,384	44,484	1.7	(7.0)
Cash taxes on net income	98	334	1,692	(70.7)	(80.3)

Cash flow before the following	178,253	142,692	106,664	24.9	33.8

Less capital expenditures and equipment subsidies:
Success-based	85,341	82,780	95,958	3.1	(13.7)
Transponders and other	20,865	11,210	4,075	86.1	175.1

	106,206	93,990	100,033	13.0	(6.0)

Free cash flow(1)	72,047	48,702	6,631	47.9	634.5

Operating margin	33.8%	30.2%	26.0%	3.6	4.2

(1)	See Key performance drivers on page 8.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay prior outstanding Satellite debt and to fund accumulated cash deficits of Satellite Services and Star Choice.
CUSTOMER STATISTICS

	2006	2005	2004

Star Choice Customers(1)	869,208	844,662	827,903

(1)	Including seasonal customers who temporarily suspend their service.

Churn(2)	2006	2005	2004

Star Choice customers	11.5%	14.6%	16.8%

(2)	Calculated as the number of new customer activations less the net gain of customers during the period divided by the average of the opening and closing customers for the applicable period. See Key performance drivers page 8.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
SATELLITE (DTH and Satellite Services)
2006 vs. 2005
OPERATING HIGHLIGHTS

•	Free cash flow for the year was $72.0 million compared to $48.7 million for the prior year.
•	DTH added 24,546 customers in 2006 compared to 16,759 last year.
•	Star Choice received the SQM Group Inc 2005 award for the highest customer satisfaction rating, for customer contact in a call centre, within the Telecommunications and TV Industry.
•	Rate increases were implemented on most of DTH’s programming packages. The rate increases were effective September 1, 2005 for some package types and February 1, 2006 for others. Each of the September and February rate increases generated additional revenue of approximately $0.8 million per month effective in the month implemented.
•	Customer churn decreased to 11.5% compared to 14.6% in 2005.
Service revenue improved 6.4% for the year as a result of rate increases and customer growth. Service operating income before amortization increased 19.5% to $220.5 million. The improvement was primarily due to the growth in service revenue, cost savings including reduced marketing and distribution related expenses, lower bad debt, and the recovery of provisions related to certain contractual matters.
Capital spending for the year of $106.2 million increased $12.2 million over the prior year. Spending in Transponders and Other was up $9.7 million primarily due to spending on facilities projects, uplink equipment and the purchase of a license for the Satellite Services business. Success based capital expenditures of $85.3 million increased $2.6 million over 2005 primarily due to increased shipment volumes to retailers and dealers.
During the year, Star Choice purchased two additional Ku-band transponders on the Anik F2 satellite from Telesat. This additional capacity was used to launch three new HD channels including TSN HD, CBC HD and CTV HD. Over the past few months it also recently expanded the HD offering adding Discovery HD, A&E HD and SRC HD. SRC HD is the first French HD channel to join the lineup. Subscribers are now able to view 18 HD channels, up from 11 at August 2005.
Throughout 2006, Star Choice continued to improve its service offerings and its overall customer service. Star Choice added a number of new video channels, including two French-language channels, PRISE 2 and Cinépop. Other popular channels added to its growing channel line up include Turner Classic Movies, The Fight Network, Drive-In Classics and AMC. During the year, Star Choice was recognized by SQM Group Inc. in receiving their 2005 award for the Highest Customer Satisfaction Rating within the Telecommunications and TV industry. SQM Group awards excellence in customer and employee satisfaction for the contact centre industry. Star Choice continues to raise the bar in improving the overall customer service experience which is reflected in the reduced customer churn as outlined above.
2005 vs. 2004
OPERATING HIGHLIGHTS

•	Free cash flow for the year increased to $48.7 million compared to $6.6 million in 2004.
•	Star Choice added 16,759 customers in 2005 compared to 19,377 in the previous year.
•	DTH customer churn decreased to 14.6% from 16.8% in 2004.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006

•	On February 1, 2005 Star Choice implemented a rate increase on most of its programming packages ranging from $1.00 to $3.00 per month for a total average increase of approximately $1.50 per month.
Service revenue increased 4.0% over the prior year due to rate increases, customer growth and changes in the mix of promotional activities within the DTH business segment. Service operating income before amortization continued to outpace service revenue growth, with an increase of 20.7%, mainly due to reduced sales and distribution costs, lower bad debt costs, and a DTH inventory write-down which occurred in 2004.
Success-based capital spending for the year decreased $13.2 million primarily due to lower cost receivers and lower gross activations due to reduced churn. Annual spending on transponder and other assets increased over the prior year primarily due to the launch of Anik F2 and the purchase of additional capacity by Star Choice. The additional capacity offered by Anik F2 enabled Star Choice to offer eleven HDTV channels up from six in the previous year. During the last quarter of 2005, Star Choice entered into an agreement with Telesat to purchase two additional Ku-band transponders on Anik F2. This additional capacity is expected to be used to increase pay-per-view offerings and high definition services.
Throughout 2005, Star Choice introduced a number of product enhancements. For example, in May, it became the first Canadian satellite distributor to introduce a dual tuner HDTV digital video recorder to the market with the launch of the DVR530 HD receiver. In the fourth quarter, it introduced the DSR505 HD receiver, which is the lowest priced HD receiver currently in the market. These ongoing product enhancements, combined with continued improvements in customer service and a focus on acquisition of customers less susceptible to credit risk, resulted in improved customer retention as outlined in the table above.

IV.	FINANCIAL POSITION
Total assets at August 31, 2006 were $7.5 billion compared to $7.4 billion at August 31, 2005. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2005.
Current assets increased by $32.3 million due to increases in accounts receivable of $23.5 million and inventories of $8.8 million. Accounts receivable increased primarily due to customer growth, rate increases and higher equipment shipments while inventories were up mainly due to timing of purchases in order to ensure sufficient supply for increased activity.
Investments and other assets decreased by $18.3 million primarily due to the sale of the shares of Canadian Hydro.
Property, plant and equipment increased by $60.8 million as current year capital expenditures exceeded amortization for the year.
Deferred charges increased during the year by $10.7 million. The increase was primarily due to an increase in financing costs of $10.9 million and deferred discounts totaling $8.5 million (incurred on the issuance of the $450 million and $300 million senior unsecured notes), both of which were partially offset by the write-off of $12.2 million of deferred financing costs upon redemption of the US $172.5 million 8.5% COPrS and $150 million 8.875% COPrS in the current year.
Broadcast licenses increased by $6.8 million due to completing the acquisitions of two cable systems in British Columbia.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
Current liabilities (excluding current portion of long-term debt) increased by $80.2 million due to increases in bank indebtedness of $20.4 million, accounts payable of $53.1 million and unearned revenue of $8.1 million. Accounts payable increased primarily due to higher capital expenditure accruals and increased network fees associated with subscriber growth, new services and network rate increases. Unearned revenue increased due to customer growth and rate increases.
Total long-term debt decreased by $203.2 million as a result of a net decrease in bank line borrowings and Partnership debt of $517.0 million, repayment of the US $172.5 million 8.5% COPrS for $201.9 million and the $150 million 8.875% COPrS, a decrease of $84.3 million relating to the translation of US denominated debt, partially offset by the issuance of $450 million and $300 million senior unsecured notes.
Other long-term liabilities decreased by $3.1 million due to payment of $15.8 million to unwind and cancel the foreign currency forward contract in respect of the entitlement payments on the US $172.5 million COPrS. This was partially offset by an increase in the pension liability.
Deferred credits increased by $90.2 million principally due to the increase in deferred foreign exchange gains on the translation of hedged US dollar denominated debt of $78.9 million and an increase of $22.5 million in deferred equipment revenue, both of which were partially offset by amortization of prepaid IRU rental of $12.5 million. Future income taxes decreased by $83.9 million primarily due to income tax recoveries related to reductions in corporate income tax rates partially offset by the future income tax expense recorded in the current year.
Share capital decreased by $47.2 million, of which $49.6 million was due to the repurchase of 5,119,900 Class B Non-Voting Shares for cancellation for $146.6 million in the year. The balance of the cost of the shares repurchased of $97.0 million was charged to the deficit. During the year, 53,000 Class A Shares were converted into 53,000 Class B Non-Voting Shares and 82,799 Class B Non-Voting Shares were issued for $2.4 million under the Company’s option and warrant plans. As of November 20, 2006, share capital is as reported at August 31, 2006 with the exception of Class B Non-Voting Shares which were 203,910,516 due to the issuance of 170,818 shares on exercise of stock options and issuance of 89,794 shares in respect of a cable system acquisition.
V.     CONSOLIDATED CASH FLOW ANALYSIS
Operating activities

				Change

				2006	2005
	2006	2005	2004	%	%

(In $000’s Cdn)
Funds flow from operations	847,197	728,524	654,585	16.3	11.3
Decrease (increase) in non-cash working capital balances related to operations	(324)	(86)	38,025	(276.7)	(100.2)

	846,873	728,438	692,610	16.3	5.2

Funds flow from operations increased year-over-year due to growth in service operating income before amortization and decreased interest expense. The year over year net change in non-cash working capital balances is primarily due to increases in subscriber receivables resulting from subscriber growth and rate increases as well as timing of interest payments.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
Investing activities

				Increase (decrease)
				in cash flow

	2006	2005	2004	2006	2005

(In $000’s Cdn)
Cash flow used in investing activities	(489,096)	(380,032)	(407,223)	(109,064)	27,191

In 2006 and 2005, proceeds on the sale of investments (2006 – $88.1 million; 2005 – $79.9 million) partially offset the cash outlay required for capital expenditures and equipment subsidies (2006 – $531.8 million; 2005 – $452.6 million).
In 2004, the principal use of cash was for capital expenditures and equipment subsidies of $388.8 million and $24.3 million on the purchase of the Monarch cable systems.
Financing activities
The changes in financing activities during the year were as follows:

	2006	2005	2004

(In $millions Cdn)
Redemption of COPrS	(351.9)	(172.4)	–
Cost to terminate foreign currency forward contract	(15.8)	(12.2)	–
Repayment of $275 million Senior notes	–	(275.0)	–
Settlement of Zero Coupon Loan	–	(27.9)	–
Repayment of $350 million credit facility	–	–	(350.0)
Repayment of $250 million Structured Note	–	–	(250.0)
Partial repayment of $300 million Senior notes	–	–	(3.2)
Issue of $350 million Senior notes	–	–	350.0
Bank loans and bank indebtedness – net borrowings (repayments)	(496.3)	505.6	47.0
Purchase of Class B Non-Voting Shares for cancellation	(146.6)	(287.1)	(86.0)
Dividends	(103.3)	(70.5)	(36.9)
Debt retirement costs	–	–	(1.1)
Proceeds on bond forward	2.5	–	–
Issuance of Class B Non-Voting Shares	2.3	0.2	–
Proceeds on prepayments of IRU	0.2	1.2	5.7
Increase (decrease) in Partnership debt	(0.4)	(8.6)	18.4
Proceeds on $300 million senior unsecured notes	300.0	–
Proceeds on $450 million senior unsecured notes	450.0	–	–
Repayment of long-term debt acquired on business acquisition	(0.2)	–	–

Cash flow used in financing activities	(359.5)	(346.7)	(306.1)

VI.    LIQUIDITY AND CAPITAL RESOURCES
In 2005, Shaw generated $277.3 million of consolidated free cash flow. Shaw used its free cash flow plus the increase in bank loans of $510.0 million, proceeds on the sale of various assets of $46.6 million, cash distributions from the Partnership of $10.6 million and other net cash items of $6.7 million to redeem the 8.45% Series A COPrS at a cost of $172.4 million, repay the Zero Coupon Loan and accrued

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
interest thereon of $34.0 million, repay $275 million Senior notes, purchase $287.1 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $70.5 million and pay $12.2 million to terminate a foreign currency forward contract.
In November 2003, Shaw received approval from the Toronto Stock Exchange (“TSX”) to make a normal course issuer bid to purchase up to 11,000,000 Class B Non-Voting Shares for the period November 7, 2003 to November 6, 2004. In 2005, Shaw received approval from TSX to renew its normal course issuer bid for another one year period which authorized Shaw to purchase up to 10,900,000 of its Class B Non-Voting Shares for the period for the period November 6, 2004 to November 7, 2005. Pursuant to these normal course issuer bids, during 2005 Shaw repurchased 11,505,500 of its Class B Non-Voting Shares for a total of $287.1 million.
In the current year, Shaw generated $265.4 million of consolidated free cash flow. Shaw used its free cash flow along with the increase in bank indebtedness of $22.1 million, proceeds on the sale of various assets of $77.5 million, cash distributions from the Partnership of $8.5 million, and net change in working capital requirements of $32.3 million to repay $118.6 million in debt, purchase $146.6 million of Class B Non-Voting Shares for cancellation, pay common share dividends of $103.3 million, pay $21.5 million in financing costs (including debt discounts) and pay $15.8 million to terminate a foreign currency forward contract.
On May 9, 2006, Shaw issued $300 million of senior unsecured notes at a rate of 6.15% due May 9, 2016. Net proceeds (after issue and underwriting expenses) of $289.1 million were used for repayment of unsecured bank loans. The notes were issued at a discount of $5.8 million. In conjunction with the issuance of the notes, the $100 million revolving credit facility established by the Company on February 1, 2006, which had not been drawn upon, was terminated.
On November 16, 2005, Shaw issued $450 million of senior unsecured notes at a rate of 6.10% due November 16, 2012. Net proceeds (after issue and underwriting expenses) of $441.5 million were used for debt repayment, including the redemption of the Series B COPrS on December 16, 2005, the repayment of unsecured bank loans, and for working capital purposes. The notes were issued at a discount of $2.7 million.
In addition, Shaw redeemed the Cdn. $150.0 million 8.875% COPrS on July 17, 2006. The Company believes the redemption of the three series of COPrS over the past two years was prudent given the interest rate and foreign exchange environments. The redemptions have contributed significantly to lowering Shaw’s debt service costs with the combined annual interest savings estimated to be approximately $19 million. In connection with the redemption of the two US series of COPrS, the Company paid $28.0 million to terminate the foreign currency forward contract in respect of the interest entitlements. The pre-tax termination costs of $28.0 million was recorded against the foreign currency forward contract liability. All three redemptions were financed by the Company’s revolving credit facility.
During 2006, the Company amended its existing credit facility to extend the maturity date from April 2009 to May 2011 and implement new pricing terms effective May 2007. In conjunction with the amendment, the remainder of the non-revolving term facilities, due in fiscal 2007, were repaid early. Covenants and other material terms remain largely unchanged.
Pursuant to an amended normal course issuer bid expiring November 7, 2005 and a renewed normal course issuer bid expiring November 16, 2006, Shaw repurchased 5,119,900 of its Class B Non-Voting Shares for cancellation for $146.6 million, which represents approximately 2.5% of the Class B Non-Voting Shares that had been outstanding at August 31, 2005.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
At August 31, 2006, Shaw had access to $759.3 million of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and to refinance maturing debt.
On November 14, 2006, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to an additional 15,300,000 Class B Non-Voting Shares, representing approximately 10% of the public float of Class B Non-Voting Shares, during the period November 17, 2006 to November 16, 2007.
Debt structure
Shaw structures its borrowings generally on a stand-alone basis. The borrowings of Shaw are unsecured. The borrowings of Videon are unsecured, but are guaranteed by the subsidiaries of Videon. The demand operating line of credit of $10 million of Satellite Services is secured by assets and undertakings of certain of Satellite Services’ subsidiaries. There are no further restrictions that prevent the remaining subsidiaries of the Company from transferring funds to Shaw.
Shaw’s borrowings are subject to covenants which include maintaining minimum or maximum financial ratios. At August 31, 2006, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.
Off-balance sheet arrangement and guarantees
Guarantees
Generally it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 16 to the Consolidated Financial Statements. As disclosed thereto, Shaw believes it is remote that these agreements would require any cash payment.
Financial instruments
The Company uses various financial instruments to reduce or eliminate exposure to interest rate and currency risks. The majority of the fair values of these instruments are not reflected on the balance sheet and are disclosed in Note 19 to the Consolidated Financial Statements. Further information concerning policy and use of derivative financial instruments is contained in Note 1 to the Consolidated Financial Statements.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
Contractual obligations
The Company also has various operating leases and purchase commitments for equipment and other network infrastructure. The amounts of estimated future payments under such arrangements are detailed in the following table.
CONTRACTUAL OBLIGATIONS

	Payments due by period

		Within			More than
	Total	1 year	2-3 years	4-5 years	5 years

(In $000’s Cdn)
Long-term debt	2,996,385	449	297,747	1,146,143	1,552,046
Operating lease obligations (maintenance and lease of satellite transponders, lease of transmission facilities and lease of premises)	986,879	107,077	196,273	184,629	498,900
Purchase obligations	26,596	5,636	20,960	–	–
Other long-term obligations	38,061	1,088	2,656	6,916	27,401

	4,047,921	114,250	517,636	1,337,688	2,078,347

VII.   ADDITIONAL INFORMATION
Additional information relating to Shaw, including the Company’s Annual Information Form, can be found on SEDAR at www.sedar.com.
VIII.  COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS
Disclosure of the Company’s corporate governance practices which differ from the New York Stock Exchange (“NYSE”) corporate governance listing standards are posted on Shaw’s website, www.shaw.ca (under Investor Relations/ Corporate Governance/ Other Corporate Governance Information/ Compliance with NYSE Corporate Governance Listing Standards).
IX.    CERTIFICATION
The Company’s Chief Executive Officer and Senior Vice President & Chief Financial Officer have filed certifications regarding Shaw’s disclosure controls and procedures.
As at August 31, 2006, the Company’s Management, together with its Chief Executive Officer and Senior Vice President & Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Senior Vice President & Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective.

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
August 31, 2006
There were no changes in the Company’s internal controls over financial reporting during the fiscal year that have materially affected or are reasonably likely to materially affect Shaw’s internal controls over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Shaw Communications Inc.
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
August 31, 2006
November 20, 2006
The accompanying consolidated financial statements of Shaw Communications Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.
The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.
Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at August 31, 2006.
Management’s assessment of the effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.
The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.
The Audit Committee is appointed by the Board and its members are outside unrelated directors. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.
The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

[Signed]	[Signed]

Jim Shaw	Steve Wilson
Chief Executive Officer	Senior Vice President and
Chief Financial Officer

Shaw Communications Inc.
INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS
Under Canadian Generally Accepted Auditing Standards and the Standards of the Public Company Accounting Oversight Board (United States)
To the Shareholders of
Shaw Communications Inc.
We have audited the Consolidated Balance Sheets of Shaw Communications Inc. as at August 31, 2006, 2005, and 2004, and the Consolidated Statements of Income and Deficit and Cash Flows for each of the years in the three-year period ended August 31, 2006. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of Shaw Communications Inc. as at August 31, 2006, 2005, and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2006 in accordance with Canadian Generally Accepted Accounting Principles.
We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Shaw Communications Inc.’s internal control over financial reporting as of August 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 16, 2006, expressed an unqualified opinion thereon.

Calgary, Canada
October 16, 2006	Chartered Accountants

Shaw Communications Inc.
INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROLS
Under the Standards of the Public Company Accounting Oversight Board (United States)
To the Shareholders of
Shaw Communications Inc.
We have audited management’s assessment, included on page 46 of this annual report, that Shaw Communications Inc. maintained effective internal control over financial reporting as of August 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Shaw Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Corporation’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Shaw Communications Inc. maintained effective internal control over financial reporting as of August 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Shaw Communications Inc. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2006, based on the COSO criteria. We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Shaw Communications Inc. as at August 31, 2006, 2005 and 2004 and the Consolidated Statements of Income and Deficit and Cash Flows for each of the years in the three-year period ended August 31, 2006, and our report dated October 16, 2006, expressed an unqualified opinion thereon.

Calgary, Canada
October 16, 2006	Chartered Accountants

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
As at August 31

	2006	2005
[thousands of Canadian dollars]	$	$

		(Restated –
		note 1
ASSETS [note 9]
Current
Cash	–	1,713
Accounts receivable [note 3]	138,142	114,664
Inventories [note 4]	53,994	45,224
Prepaids and other	20,870	19,116

	213,006	180,717
Investments and other assets [notes 5 and 11]	17,978	36,229
Property, plant and equipment [note 6]	2,250,056	2,189,235
Deferred charges [note 7]	261,908	251,246
Intangibles [note 8]
Broadcast licenses	4,691,484	4,684,647
Goodwill	88,111	88,111

	7,522,543	7,430,185

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 9]	20,362	–
Accounts payable and accrued liabilities [note 13]	461,119	408,033
Income taxes payable	4,918	6,263
Unearned revenue	106,497	98,420
Current portion of long-term debt [note 9]	449	51,380

	593,345	564,096
Long-term debt [note 9]	2,995,936	3,148,162
Other long-term liabilities [notes 17 and 19]	37,724	40,806
Deferred credits [note 10]	1,100,895	1,010,723
Future income taxes [note 14]	984,938	1,068,849

	5,712,838	5,832,636

Commitments and contingencies [notes 9, 16 and 17]
Shareholders’ equity
Share capital [note 11]
Class A Shares	2,475	2,487
Class B Non-Voting Shares	1,974,491	2,021,686
Contributed surplus [note 11]	5,110	1,866
Deficit	(172,701)	(428,855)
Cumulative translation adjustment [note 12]	330	365

	1,809,705	1,597,549

	7,522,543	7,430,185

See accompanying notes
On behalf of the Board:

[Signed] JR Shaw Director	[Signed] Don Mazankowski Director

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME
AND DEFICIT
Years ended August 31

[thousands of Canadian dollars	2006	2005	2004
except per share amounts]	$	$	$

		(Restated	(Restated
		–	–
		note 1	note 1
Service revenue [note 15]	2,459,284	2,209,810	2,079,749
Operating, general and administrative expenses	1,381,367	1,227,817	1,153,814

Service operating income before amortization [note 15]	1,077,917	981,993	925,935
Amortization –
Deferred IRU revenue [note 10]	12,546	12,999	12,098
Deferred equipment revenue [note 10]	80,256	71,677	82,711
Deferred equipment costs [note 7]	(200,218)	(210,477)	(229,013)
Deferred charges [note 7]	(5,328)	(6,595)	(8,108)
Property, plant and equipment [note 6]	(385,607)	(408,866)	(403,395)

Operating income	579,566	440,731	380,228
Interest [notes 7,9, 10 and 13]	(254,303)	(262,949)	(281,774)

	325,263	177,782	98,454
Gain on sale of investments [note 5]	50,315	32,163	356
Write-down of investments [note 5]	(519)	(1,937)	(651)
Debt retirement costs [notes 7 and 9]	(12,248)	(6,311)	(2,598)
Foreign exchange gain on unhedged long-term debt	5,369	40,518	28,522
Fair value loss on foreign currency forward contracts	(360)	(19,342)	–
Other gains [note 1]	6,724	11,016	3,753

Income before income taxes	374,544	233,889	127,836
Income tax expense (recovery) [note 14]	(83,662)	80,382	56,716

Income before the following	458,206	153,507	71,120
Equity income (loss) on investees [note 5]	44	(286)	(250)

Net income	458,250	153,221	70,870
Deficit beginning of year, as previously reported	(471,488)	(369,194)	(336,695)
Adjustment for change in accounting policy [note 1]	42,633	36,403	16,257

Deficit, beginning of year, restated	(428,855)	(332,791)	(320,438)

	29,395	(179,570)	(249,568)
Reduction on Class B Non-Voting Shares purchased for cancellation [note 11]	(97,056)	(175,575)	(46,313)
Amortization of opening fair value loss on a foreign currency forward contract [note 7]	(1,705)	(3,195)	–
Dividends – Class A and Class B Non-Voting Shares	(103,335)	(70,515)	(36,910)

Deficit, end of year	(172,701)	(428,855)	(332,791)

Earnings per share [note 11]
Basic	$2.11	$0.67	$0.31
Diluted	$2.09	$0.67	$0.31

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended August 31

	2006	2005	2004
[thousands of Canadian dollars]	$	$	$

		(Restated	(Restate	d
		note 1	note 1
OPERATING ACTIVITIES [note 20]
Funds flow from operations	847,197	728,524	654,585
Net decrease (increase) in non-cash working capital balances related to operations	(324)	(86)	38,025

	846,873	728,438	692,610

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 15]	(423,855)	(336,888)	(256,136)
Additions to equipment costs (net) [note 15]	(107,929)	(115,668)	(132,711)
Net (increase) reduction to inventories	(8,770)	(1,648)	7,898
Cable business acquisitions [note 2]	(5,829)	–	(24,298)
Proceeds on sale of investments and other assets	88,143	79,899	9,530
Costs to terminate IRU	–	(283)	–
Acquisition of investments	(9,392)	(5,265)	(495)
Additions to deferred charges [note 7]	(21,464)	(179)	(11,011)

	(489,096)	(380,032)	(407,223)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	20,362	(4,317)	4,317
Proceeds on pre-payment of IRU	228	1,216	5,700
Debt retirement costs [note 9]	–	–	(1,134)
Increase in long-term debt	1,295,000	755,566	666,873
Long-term debt repayments	(1,414,067)	(729,592)	(859,142)
Cost to terminate foreign currency forward contract [note 9]	(15,774)	(12,200)	–
Proceeds on bond forward	2,486	–	–
Issue of Class B Non-Voting Shares, net of after-tax expenses	2,274	228	133
Purchase of Class B Non-Voting Shares for cancellation [note 11]	(146,640)	(287,063)	(85,968)
Dividends paid on Class A and Class B Non-Voting Shares	(103,335)	(70,515)	(36,910)

	(359,466)	(346,677)	(306,131)

Effect of currency translation on cash balances and cash flows	(24)	(16)	(9)

Increase (decrease) in cash	(1,713)	1,713	(20,753)
Cash, beginning of the year	1,713	–	20,753

Cash, end of the year	–	1,713	–

See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
1.      SIGNIFICANT ACCOUNTING POLICIES
Shaw Communications Inc. (the “Company”) is a public company whose shares are listed on the Toronto and New York Stock Exchanges. The Company is a diversified Canadian communications company whose core operating business is providing cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); Direct-to-home (“DTH”) satellite services (Star Choice) and satellite distribution services (“Satellite Services”).
The consolidated financial statements are prepared by management on the historical cost basis in accordance with Canadian generally accepted accounting principles (“GAAP”). The effects of differences between the application of Canadian and US GAAP on the financial statements of the Company are described in note 21.
Basis of consolidation
The consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from their respective dates of acquisition.
The accounts also include the Company’s proportionate share of the assets, liabilities, revenues, and expenses of its interest in the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”). During 2005, the Company’s interest declined from 38.33% to 33.33% upon receipt of repayment of its equity contributions and a return on capital distribution.
The Company’s interest in the Partnership and in its results of operations and cash flows are as follows:

	2006	2005
	$	$

Working capital	1,103	344
Deferred charges	158	185
Property, plant and equipment	19,495	27,293

	20,756	27,822
Debt	23,010	23,432

Proportionate share of net assets (liabilities)	(2,254)	4,390

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]

	2006	2005	2004
	$	$	$

Operating, general and administrative expenses	1,829	1,464	–
Amortization	(714)	(579)	–
Interest	(1,445)	(1,177)	–
Other gains	2,588	7,470	–

Proportionate share of income before income taxes	2,258	7,178	–

Cash flow provided by operating activities	74	1,310	–
Cash flow provided by (used in) investing activities	8,848	18,023	(18,373)
Cash flow provided by (used in) financing activities	(422)	(8,637)	18,373

Proportionate share of increase in cash	8,500	10,696	–

Investments
Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company’s ability to exercise significant influence over the operating and financial policies of the investee. Equity method investments include The Biography Channel (Canada) Corp. (“The Biography Channel”) and 3773213 Canada Inc. (“G4TechTV Canada”) until June 2006, at which time these specialty channels were sold, and MSNBC Canada Holdings Corp. (“MSNBC”) in prior years until its windup in 2005. Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the investees’ net income or losses after the date of investment, additional contributions made and dividends received. When net losses from an equity accounted for investment exceed its carrying amount, the investment balance is reduced to zero and additional losses are not provided for unless the Company is committed to provide financial support to the investee. The Company resumes accounting for the investment under the equity method when the entity subsequently reports net income and the Company’s share of that net income exceeds the share of net losses not recognized during the period the equity method was suspended. Investments are written down when there is clear evidence that a decline in value that is other than temporary has occurred.
When an equity accounted for investee issues its own shares, the subsequent reduction in the Company’s proportionate interest in the investee is reflected in income as a deemed dilution gain or loss on disposition.
Revenue and expenses

(i)	Service revenue
Service revenue from cable, Internet, Digital Phone and DTH customers includes subscriber service revenue when earned. Satellite distribution services and telecommunications service revenue is recognized in the period in which the services are rendered to customers.
Subscriber connection fees received from customers are deferred and recognized as service revenue on a straight-line basis over two years. Direct and incremental initial selling, administrative and reconnection costs related to subscriber acquisitions, in an amount not exceeding initial subscriber connection fee revenue, are deferred and recognized as an operating expense on a straight-line basis over the same two-

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
years. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.
Installation revenue received on contracts with commercial business customers is deferred and recognized as service revenue on a straight-line basis over the related service contract which span two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

(ii)	Deferred equipment revenue and deferred equipment cost
Revenue from sales of modems, DTH equipment and digital cable terminals (“DCTs”) is deferred and recognized on a straight-line basis over two years commencing when subscriber service is activated. The total cost of the equipment, including installation, is deferred and recognized on a straight-line basis over the same period. The DCT, DTH and modem equipment is generally sold to customers at a subsidized price in order to expand the Company’s customer base.
Revenue from sales of satellite tracking hardware and costs of goods sold are deferred and recognized on a straight-line basis over the related service contract for monthly service charges for air time, which is generally five years. The amortization of the revenue and cost of sale of satellite service equipment commences when goods are shipped.
Recognition of deferred equipment revenue and deferred equipment cost is recorded as deferred equipment revenue amortization and deferred equipment cost amortization, respectively.

(iii)	Deferred IRU revenue
Prepayments received under indefeasible right to use (“IRU”) agreements are amortized on a straight-line basis into income over the term of the agreement and are recognized in the income statement as deferred IRU revenue amortization.

(iv)	Advertising costs
Advertising costs are expensed when incurred and for 2006, 2005 and 2004 were $35,464, $29,406 and $26,310, respectively.
Inventories
Inventories include subscriber equipment such as DCTs, internet modems and DTH receivers, which are held pending rental or sale at a subsidized price. When subscriber equipment is sold at a subsidized price, the equipment revenue and equipment cost are deferred and amortized over two years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventories are determined on a first-in, first-out basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment subsidies.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
Property, plant and equipment
Property, plant and equipment are recorded at purchase cost. Direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life

Cable and telecommunications distribution system	10-15 years
Digital cable terminals and modems	5-7 years
Satellite audio, video and data network equipment and DTH receiving equipment	2-10 years
Buildings	20-40 years
Data processing	4 years
Other	3-10 years

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment is recognized when the carrying amount of an asset is greater than the future undiscounted net cash flows expected to be generated by the asset. The impairment is measured as the difference between the carrying value of the asset and its fair value calculated using quoted market prices or discounted cash flows.
Deferred charges
Deferred charges primarily include (i) equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over two to five years upon activation of the equipment; (ii) financing costs and credit facility arrangement fees related to the issue of long-term debt, amortized on a straight-line basis over the period to maturity of the related debt; (iii) costs incurred in respect of connection fee revenue and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two to ten years: and (iv) an adjustment on a foreign currency forward contract, amortized on a straight-line basis to deficit over the term to the maturity date of the contract.
Intangibles
The excess of the cost of acquiring cable and satellite businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast licenses which represent identifiable assets with indefinite useful lives.
Goodwill and intangible assets with an indefinite life are not amortized but are subject to an annual review for impairment which consists of a comparison of the fair value of the assets to their carrying value.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
Deferred credits
Deferred credits primarily include: (i) prepayments received under IRU agreements amortized on a straight-line basis into income over the term of the agreement; (ii) foreign exchange gains on translating hedged long-term debt; (iii) equipment revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two years to five years; (iv) connection fee revenue and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two to ten years; (v) a fair value adjustment on debt assumed on an acquisition amortized on a straight-line basis over the term of the debt; (vi) proceeds on a bond forward amortized over the term of the related debt and (vii) a deposit on a future fiber purchase.
Interest capitalization
The Company capitalizes interest on construction projects when the interest expense is directly attributed to the construction activity and the project is developed over a significant amount of time. The Company capitalized interest of $nil (2005 – $656; 2004 – $1,385) in respect of its proportionate share of the Partnership’s construction of a major office/residential tower in Coal Harbour, Vancouver. Interest capitalization in respect of the office portion of the project ceased upon substantial completion of commercial construction. Interest capitalization ceased for the residential component of the project upon repayment of the related bank facilities in 2005 (see note 9).
Income taxes
The Company accounts for income taxes using the liability method, whereby future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities.
Foreign currency translation
The financial statements of foreign subsidiaries, all of which are self-sustaining, are translated using the current rate method, whereby assets and liabilities are translated at year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Adjustments arising from the translation of the financial statements are deferred and included in a separate component of shareholders’ equity.
Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates. The net foreign exchange gain recognized on the translation and settlement of current monetary assets and liabilities was $1,546 (2005 – $2,471; 2004 – $61) and is included in other gains.
Exchange gains and losses on translating unhedged long-term debt are included in the Company’s Consolidated Statements of Income and Deficit.
Exchange gains and losses on translating hedged long-term debt are included in deferred credits or deferred charges, respectively.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
Derivative financial instruments
The Company uses derivative financial instruments to manage risks from fluctuations in exchange and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, currency swaps, and foreign currency forward purchase contracts. Where permissible, the Company accounts for these financial instruments as hedges and as a result the carrying values of the financial instruments are not adjusted to reflect their current market value. The net receipts or payments arising from financial instruments relating to the management of interest risks are recognized as a adjustment to interest expense over the term of the instrument. Foreign exchange gains or losses arising on cross-currency agreements used to hedge US dollar denominated debt are deferred until the hedged item is settled, at which time they are offset against the gain or loss on the hedged item. Upon re-designation or amendment of a derivative financial instrument, the carrying value of the instrument is adjusted to fair value. If the related debt instrument that was hedged had been repaid, then the gain or loss is recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss is deferred over the remaining life of the original debt instrument. Where hedge accounting is not permissible, the carrying values of derivative financial instruments are adjusted to reflect market value. The resulting gains and losses, in addition to the gains and losses realized on settlement of the contracts, are included in the Company’s Consolidated Statements of Income and Deficit.
Those instruments that have been entered into by the Company to hedge exposure to foreign exchange and interest rate risk are reviewed on a regular basis to ensure the hedges are still effective and that hedge accounting continues to be appropriate. For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis in the Company’s Consolidated Statements of Income and Deficit.
Employee Benefit Plans
The Company accrues its obligations and related costs under its employee benefit plans. The cost of pensions and other retirement benefits earned by certain senior employees is actuarially determined using the projected benefit method pro rated on service and management’s best estimate of salary escalation and retirement ages of employees. Past service costs from plan initiation and amendments are amortized on a straight-line basis over the estimated average remaining service life (“EARSL”) of employees active at the date of recognition of past service unless identification of a circumstance would suggest a shorter amortization period is appropriate. Negative plan amendments which reduce costs are applied to reduce any existing unamortized past service costs. The excess, if any, is amortized on a straight-line basis over EARSL. Actuarial gains or losses occur because assumptions about benefit plans relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plan such as changes in discount rates, expected retirement age and projected salary increases. Actuarial gains (losses) are amortized on a straight-line basis over EARSL which for active employees covered by the defined benefit pension plan is 12.5 years (2005 – 13.5 years; 2004 – 10.5 years). When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.
August 31 is the measurement date for the Company’s employee benefit plans. Actuaries perform a valuation annually to determine the actuarial present value of the accrued pension benefits. The last actuarial valuation of the pension plan was performed August 31, 2006.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
Stock-based compensation
The Company has a stock option plan for directors, officers, employees and consultants to the Company. The options to purchase shares must be issued at not less than the fair value at the date of grant. Any consideration paid on the exercise of stock options, together with any contributed surplus recorded at the date the options vested, is credited to share capital.
The Company calculates the fair value of stock-based compensation awarded to employees using the Black-Scholes Option Pricing Model. Under the transition rules pertaining to stock-based compensation, the fair value of options granted subsequent to August 31, 2003 are expensed and credited to contributed surplus over the vesting period of the options of four years. For options granted prior to August 31, 2003, the Company discloses the pro forma net income and pro forma earnings per share in note 11 as if the Company had expensed the fair value of the options over the vesting period of the options.
Earnings per share
Basic earnings per share is calculated using the weighted average number of Class A and Class B Non-Voting Shares outstanding during the year. The Company uses the treasury stock method of calculating diluted earnings per share. This method assumes that any proceeds from the exercise of stock options and other dilutive instruments would be used to purchase Class B Non-Voting Shares at the average market price during the period.
Guarantees
The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities, without regard to whether it will have to make any payments under the guarantees (see note 16).
Use of estimates and measurement uncertainty
The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.
Key areas of estimation, where management has made difficult, complex or subjective judgements, often as a result of matters that are inherently uncertain, are the allowance for doubtful accounts, the ability to use income tax loss carry forwards and other future income tax assets, capitalization of labour and overhead, useful lives of depreciable assets, contingent liabilities and the recoverability of deferred costs, broadcast licenses and goodwill using estimated future cash flows based on current business plans. Significant changes in assumptions with respect to the competitive environment could result in impairment of intangible assets.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
Adoption of recent Canadian accounting pronouncements
(i)     Equity Instruments
Effective September 1, 2006, the Company retroactively adopted the amended Canadian standard, Financial Instruments – Disclosure and Presentation, which requires obligations that may be settled at the issuer’s option by a variable number of the issuer’s own equity instruments to be presented as liabilities, which is consistent with US standards. As a result, the Company’s Canadian Originated Preferred Securities (“COPrS”) and Zero Coupon Loan have been classified as debt instead of equity and the dividend entitlements thereon are treated as interest expense instead of dividends. In addition, such US denominated instruments are translated at period-end exchange rates and to the extent they are unhedged, the resulting gains and losses are included in the Consolidated Statements of Income and Deficit. The impact on the Consolidated Balance Sheets as at August 31, 2006 and 2005 and on the Consolidated Statements of Income and Cash flows for each of the years in the three year period ended August 31, 2006 is as follows:

	Increase (decrease)

	2006	2005
	$	$

Consolidated balance sheets:
Deferred charges	793	13,247
Long-term debt	100,000	454,775
Future income taxes	267	14,033
Share capital	(98,467)	(498,194)
Deficit	1,007	(42,633)

Decrease in deficit:
Adjusted for change in accounting policy	(42,633)	(36,403)
Decrease in equity entitlements (net of income taxes)	(16,788)	(31,318)
Decrease in gain on redemption of COPrS	40,484	12,803
Decrease in gain on settlement of Zero Coupon Loan	–	4,921
Decrease in net income	19,944	7,364

	1,007	(42,633)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]

	Increase (decrease)
	in net income

	2006	2005	2004
	$	$	$

Consolidated statements of income:
Increase in amortization of deferred charges	(206)	(258)	(312)
Increase in interest on long-term debt	(25,341)	(48,541)	(62,302)
Increase in foreign exchange gain on unhedged long-term debt	2,881	34,258	24,559
Increase in debt retirement costs	(12,248)	(6,311)	–
Decrease in fair value loss on foreign currency forward contract	2,415	–	–
Decrease in income tax expense	12,555	13,488	18,016

Decrease in net income	(19,944)	(7,364)	(20,039)

Increase (decrease) in earnings per share:	(0.01)	0.03	0.09

	Increase (decrease)

	2006	2005	2004
	$	$	$

Statement of cash flows:
Operating activities	(20,724)	(41,468)	(38,343)
Financing activities	20,724	41,468	38,343

(ii)	Non-monetary Transactions
The Company prospectively adopted the new Canadian standard, Non-monetary Transactions, which requires application of fair value measurement to non-monetary transactions determined by a number of tests. The new standard is consistent with recently amended US standards. The application of these recommendations had no impact on the Company’s consolidated financial statements.

2.	BUSINESS ACQUISITIONS AND DIVESTITURES
Cable business acquisitions

2006

Total
		Accounts	purchase
	Cash	payable	price
	$	$	$

(i) Cable systems in British Columbia	5,829	25	5,854

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]

	2004

			Issuance of
			Class B	Total
		Accounts	Non-Voting	purchase
	Cash	payable	Shares	price
	$	$	$	$

(ii) Monarch	24,122	198	65,000	89,320
(iii) Other	176	–	–	176

	24,298	198	65,000	89,496

A summary of net assets acquired on cable business acquisitions, accounted for as purchases, is as follows:

	2006	2005	2004
	$	$	$

Identifiable net assets acquired at assigned fair values
Property, plant and equipment	957	–	27,146
Deferred charges	–	–	450
Broadcast licenses	6,837	–	57,854
Future income taxes	–	–	5,400

	7,794	–	90,850

Working capital deficiency	129	–	1,354
Long-term debt	218	–	–
Future income taxes	1,593	–	–

	1,940	–	1,354

Purchase price	5,854	–	89,496

(i)	Effective June 30, 2006 and July 31, 2006, the Company purchased two cable systems serving approximately 1,800 basic subscribers in British Columbia.

(ii)	Effective March 31, 2004, the Company purchased certain cable systems of Monarch Cablesystems Ltd. (“Monarch”). The cable systems service approximately 40,000 basic subscribers in the Medicine Hat (Medicine Hat, Taber, Brooks), Canmore (Canmore, Banff, Lake Louise) and southern B.C. (Hope, Fernie, Kimberley) regions. Monarch is controlled by a Director of the Company (see note 18).

(iii)	Effective September 1, 2003, the Company purchased a cable television system serving approximately 200 subscribers in the interior of British Columbia from a Director of the Company (see note 18).
Divestiture
Effective October 1, 2004, the Company sold the cable television advertising business, originally acquired as part of the purchase of the Monarch cable systems in 2004, to Corus Entertainment Inc., a company subject to common voting control (see note 18).

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]

3.	ACCOUNTS RECEIVABLE

	2006	2005
	$	$

Subscriber and trade receivables	155,583	138,082
Due from officers and employees	339	170
Due from related parties [note 18]	1,318	2,278
Miscellaneous receivables including commodity taxes	8,981	6,067

	166,221	146,597
Less allowance for doubtful accounts	(28,079)	(31,933)

	138,142	114,664

Included in operating, general and administrative expenses is a provision for doubtful accounts of $7,477 (2005 – $20,356; 2004 – $19,545).

4.	INVENTORIES

	2006	2005
	$	$

Subscriber equipment	51,203	42,799
Other	2,791	2,425

	53,994	45,224

Subscriber equipment includes internet modems, DTH equipment, digital cable terminals and related customer premise equipment.

5.	INVESTMENTS AND OTHER ASSETS

	2006	2005
	$	$

Investments, at cost net of write-downs:
Canadian Hydro Developers, Inc. (“Canadian Hydro”) (market value 2005 – $58,920)	–	24,432
Q9 Networks Inc. (“Q9 Networks”) (market value 2005 – $2,731)	–	1,074
Investments in publicly traded companies (market value 2006 – $9,645)	9,392	–
Investments in private technology companies	1,295	2,126
Investments at equity:
Investments in specialty channel networks	–	668
Other assets:
Employee home relocation mortgages and loans [note 18]	5,446	6,246
Other	1,845	1,683

	17,978	36,229

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
Canadian Hydro
Canadian Hydro, a Canadian public corporation, develops and operates electrical generating plants. In 2006, the Company sold 12,430,364 shares of Canadian Hydro for $69,749, resulting in a pre-tax gain of $45,317.
Q9 Networks
During 2006, the Company realized a pre-tax gain of $1,690 on the sale of the remaining 277,281 shares of Q9 Networks. In 2005, the Company sold 367,880 shares resulting in a pre-tax gain of $840.
Write-down of investments

	2006	2005	2004
	$	$	$

Specialty channel network	–	–	401
Private companies	519	1,937	250

	519	1,937	651

Investments at equity
In 2006, Shaw sold its interests in The Biography Channel and G4Tech TV Canada resulting in a combined pre-tax gain of $3,180.
Equity income (loss) on investees consists of the following:

	2006	2005	2004
	$	$	$

Specialty channel networks	(91)	(346)	(272)
Other	135	60	22

	44	(286)	(250)

Motorola
In 2005 the Company settled an equity forward sales contract on the Motorola investment resulting in the realization of a $31,018 pre-tax gain. The Motorola investment had been pledged as collateral for the Zero Coupon Loan (see note 9) and the proceeds of settlement were used to repay the Zero Coupon Loan and accrued interest.
Other
Disposal of minor interests in various public and private companies amounted to pre-tax gains of $128, $305 and $356 in 2006, 2005 and 2004, respectively.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]

6.	PROPERTY, PLANT AND EQUIPMENT

	2006			2005

		Accumulated	Net		Accumulated	Net book
	Cost	amortization	book	Cost	amortization	value
	$	$	value	$	$	$

Cable and telecommunications distribution system	3,046,373	1,371,765	1,674,608	2,932,741	1,314,268	1,618,473
Digital cable terminals and modems	410,637	303,959	106,678	443,051	350,677	92,374
Satellite audio, video and data network equipment and DTH receiving equipment	348,119	255,277	92,842	338,204	214,925	123,279
Buildings	254,048	70,068	183,980	244,172	58,478	185,694
Data processing	104,900	50,883	54,017	89,902	42,911	46,991
Other assets	187,323	104,953	82,370	183,856	100,743	83,113

	4,351,400	2,156,905	2,194,495	4,231,926	2,082,002	2,149,924
Land	33,112	–	33,112	32,103	–	32,103
Assets under construction	22,449	–	22,449	7,208	–	7,208

	4,406,961	2,156,905	2,250,056	4,271,237	2,082,002	2,189,235

Included in the cable and telecommunications distribution system assets is the cost of the Company’s purchase of fibers under IRU agreements with terms extending to 60 years totalling $61,811 (2005 – $61,811).

7.	DEFERRED CHARGES

	2006			2005

		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$

Equipment costs	616,627	409,060	207,567	664,599	463,293	201,306
Financing costs and credit facility arrangement fees	66,486	29,985	36,501	76,961	43,909	33,052
Connection and installation costs	40,214	27,388	12,826	45,377	31,266	14,111
Fair value adjustment on foreign currency forward contract	4,900	4,900	–	4,900	3,195	1,705
Other	5,370	356	5,014	4,542	3,470	1,072

	733,597	471,689	261,908	796,379	545,133	251,246

Amortization provided in the accounts on deferred charges for 2006 amounted to $234,056 (2005 – $242,091; 2004 – $252,163) of which $205,546 was recorded as amortization of deferred charges and equipment costs (2005 – $217,072; 2004 – $237,121), $752 was recorded as interest expense (2005 – $300; 2004 – $336), $12,248 was recorded as debt retirement costs (2005 – $6,311), $13,805 was recorded as operating, general and administrative expenses (2005 – $15,213; 2004 – $14,706) and $1,705 (2005 – $3,195) was charged to the deficit.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]

8.	INTANGIBLES

	Carrying amount

	2006	2005
	$	$

Broadcast licenses Cable systems	3,708,352	3,701,515
DTH and satellite services	983,132	983,132

	4,691,484	4,684,647
Goodwill – non-regulated satellite services	88,111	88,111

Net book value	4,779,595	4,772,758

The changes in the carrying amount of intangibles are as follows:

	Broadcast licenses	Goodwill
	$	$

August 31, 2004	4,685,582	88,111
Business divestiture [notes 2 and 18]	(935)	–

August 31, 2005	4,684,647	88,111
Business acquisitions [note 2]	6,837	–

August 31, 2006	4,691,484	88,111

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
9.      LONG-TERM DEBT

		2006			2005

		Translated			Translated
		at year end	Adjustment	Translated	at year end		Translated
	Effective	exchange	for hedged	at hedged	exchange	Adjustment	at hedged
	interest rates	rate	debt(1)	rate	rate	for hedged	rate
	%	$	$	$	$	debt(1)	$

Corporate
Bank loans	Fixed and variable	280,000	–	280,000	799,023	–	799,023
Senior notes –
Due November 16, 2012	6.11	450,000	–	450,000	–	–	–
Due May 9, 2016	6.34	300,000	–	300,000	–	–	–
Due October 17, 2007	7.40	296,760	–	296,760	296,760	–	296,760
US $440,000 due April 11, 2010	7.88	486,332	156,288	642,620	522,324	120,296	642,620
US $225,000 due April 6, 2011	7.68	248,693	107,145	355,838	267,098	88,740	355,838
US $300,000 due December 15, 2011	7.61	331,590	145,260	476,850	356,130	120,720	476,850
Due November 20, 2013	7.50	350,000	–	350,000	350,000	–	350,000
COPrS –
Due September 30, 2027	8.54	100,000	–	100,000	100,000	–	100,000
Due September 28, 2049	8.875	–	–	–	150,000	–	150,000
US $172,500 due September 30, 2097	8.5	–	–	–	204,775	–	204,775

		2,843,375	408,693	3,252,068	3,046,110	329,756	3,375,866

Other subsidiaries and entities
Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	–	130,000	130,000	–	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	23,010	–	23,010	23,432	–	23,432

		153,010	–	153,010	153,432	–	153,432

Total consolidated debt		2,996,385	408,693	3,405,078	3,199,542	329,756	3,529,298
Less current portion		449	–	449	51,380	–	51,380

		2,995,936	408,693	3,404,629	3,148,162	329,756	3,477,918

(1)	Foreign denominated long-term debt is translated at the year-end rate. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $408,693 (2005 – $329,756) representing the amount of the corresponding deferred foreign exchange gain in deferred credits (see note 10).
Interest on long-term debt included in interest expense amounted to $254,502 (2005 – $263,319; 2004 – $282,108).

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
Corporate
Bank loans
The Company has a $50,000 revolving operating loan facility, of which $18,297 has been drawn including committed letters of credit of $79. Interest rates and borrowing options are principally the same as those contained in the credit facility described below. The effective interest rate on the facility was 5.32% for the year (2005 – 4.21%; 2004 – 4.13%).
A syndicate of banks has provided the Company with an unsecured credit facility. During the current year, the Company amended the credit facility to extend the maturity date from April 2009 to May 2011 and implement new pricing terms effective May 2007. In conjunction with the amendment, the remainder of the non-revolving facilities, due in fiscal 2007, were repaid early. At August 31, 2006, $720,000 of the amended $1 billion revolving credit facility was not utilized. Funds are available to the Company in both Canadian and US dollars. Interest rates fluctuate with Canadian bankers’ acceptance rates, US bank base rates and LIBOR rates. The effective interest rate averaged 4.38% for the year (2005 – 2.75%; 2004 – 2.87%). The US funds required for the interest payments on the US portion of the bank loans were provided by a forward purchase contract at an exchange rate of 1.4078 Cdn.
Interest on $59,000 of Canadian dollar borrowings outstanding at August 31, 2006 was fixed by means of an interest rate swap originally placed in April 1994 for $177,000 at 8.89%. One third of the interest rate swap matures each year commencing April 30, 2005 until fully terminated. Accordingly, the remaining notional amount of $59,000 matures on April 30, 2007.
Senior notes
The Senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.
On May 9, 2006 the Company issued $300 million of senior notes at a rate of 6.15%. The effective interest rate on the notes is 6.34% due to the discount on issuance. In conjunction with the issuance of the notes, the $100 million revolving credit facility established by the Company on February 1, 2006, which had not been drawn upon, was terminated.
On November 16, 2005 the Company issued $450 million of senior notes at a rate of 6.10%. The effective interest rate on the notes is 6.11% due to the discount on issuance and a bond forward transaction entered into by the Company in September 2005 on a portion of the principal.
The Company has entered into cross-currency interest rate agreements to fix the liability for interest and principal payments over the life of the US dollar Senior notes. The table below outlines the US dollar principal, the interest coupon rate, the effective interest rate on the Canadian dollar equivalent of the

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
US debt as a result of the agreements, and the exchange rate applicable to the principal portion of the debt (“Exchange rate”):

US Senior		Effective
note principal	Coupon rate	interest rate	Exchange rate
$	%	%	Cdn $ vs US $

440,000	8.25	7.88	1.4605
225,000	7.25	7.68	1.5815
300,000	7.20	7.61	1.5895

COPrS
The COPrS rank as unsecured junior subordinated debt. The Company has the right to defer payments of interest on the securities for up to 20 consecutive quarterly periods provided that no extension period may extend beyond the stated maturity of the securities. There may be multiple extension periods of varying lengths, each of up to 20 consecutive quarterly periods, throughout the terms of the securities. During any extension period, interest will accrue but will not compound. The Company may satisfy its obligation to pay deferred interest on any applicable interest payment date through the issuance to the trustee of Class B Non-Voting Shares of the Company, in which event the holders of the securities shall be entitled to receive cash payments equal to the deferred interest from the proceeds of the sale of the requisite Class B Non-Voting Shares by the trustee of the COPrS.
The 8.54% Series B COPrS are redeemable, at the Company’s option, in whole or in part, at any time after September 30, 2007 at a redemption price equal to 104.27% of the principal amount with the redemption price declining each year until September 30, 2017 when the series is redeemable at par plus accrued and unpaid interest thereon to the date of such redemption. The Company has the ability to satisfy redemption obligations through the issuance of Class B Non-Voting Shares.
Shaw Satellite Services Inc. (“Satellite Services”)
Satellite Services has a $10,000 demand operating line of credit that is available in Canadian dollars or the US dollar equivalent, of which $2,367 has been drawn including committed letters of credit of $223. Interest rates fluctuate with Canadian prime rate and US base rates. The operating line is collateralized by a first ranking fixed and floating charge and security interest in all of the Canadian assets and undertakings of Satellite Services and two of Satellite Services’ subsidiaries (excluding assets located in the province of Quebec). The effective interest rate on the line of credit was 6.57% (2005 – 5.46%; 2004 – 5.38%).
Other subsidiaries and entities
Videon CableSystems Inc. (“Videon”)
Videon issued 8.15% Senior Debentures that are due April 26, 2010. Interest is payable semi-annually.
The debentures are unsecured and are non-recourse to the parent company. The Senior Debentures are guaranteed by the subsidiaries of Videon. The effective interest rate on the debentures is 7.63% after giving effect to the fair value adjustment to the debt at the date of the Moffat acquisition. This adjustment is included in deferred credits.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
Burrard Landing Lot 2 Holdings Partnership
The Company has a 33.33% interest in the Partnership which built the Shaw Tower project with office/retail space and living/working space in Vancouver, B.C. The Partnership had an available construction facility of $128,500 and a letter of guarantee facility of $2,350 which were repayable no later than December 31, 2005 (if extended) and bore interest at prime plus 0.5%. Interest on $58,000 of the loan was fixed with an interest rate hedge at 5.125% plus a stamping fee from November 2003 to October 2004. In the fall of 2004, the commercial construction of the building was completed and at that time, the Partnership issued 25 year secured mortgage bonds in respect of the commercial component of the Shaw Tower. The interest rate has been fixed for the first 10 years at 6.31% compounded semi-annually. The bonds are collateralized by the property and the commercial rental income from the building and have no recourse to the Company. The proceeds from the bonds were used to repay a portion of the amounts outstanding under the Partnership’s construction facility. The remaining balance of the construction facility was repaid and cancelled in 2005 with proceeds from the sale of the residential units.
Debt retirement costs
COPrS
On July 17, 2006, the Company redeemed its $150,000 8.875% COPrS and on December 16, 2005, the Company redeemed its US $172,500 8.50% COPrS at an exchange rate of $1.1704 Canadian or $201,894. In connection with the early redemptions, the Company wrote-off the remaining deferred financing charges of $12,248.
On February 1, 2005, the Company redeemed the US $142,500 8.45% Series A COPrS at a cost of $172,363. In connection with the early redemption, the Company wrote-off the remaining deferred financing charges of $6,311.
The Company had purchased a foreign currency forward purchase contract to provide the US funds required for the quarterly interest payments on the 8.50% COPrS and 8.45% Series A COPrS at an exchange rate of $1.4078 Cdn. In connection with the early redemptions, the Company paid $15,574 (2005 – $12,200) to terminate the contract.
Senior notes
In August 2004, the Company repurchased $3,240 of the $300,000 Senior notes due October 17, 2007 and incurred $170 in costs.
Bank Loans
In November 2003 the Company repaid and cancelled its unsecured term loan in the amount of $350,000. In connection with the repayment, the Company incurred debt retirement costs of $2,428 consisting of $964 to cancel a related interest rate hedge on the $350,000 and $1,464 on the write-off of deferred financing costs. The effective interest rate on the term loan for the period to November 20, 2003 was 5.10%.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
Debt covenants
The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2006.
Long-term debt repayments
Mandatory principal repayments on all long-term debt in each of the next five years are as follows:

		Exchange rate
	At year-end	adjusted for
	exchange rate	hedged rates
	$	$

2007	449	449
2008	297,238	297,238
2009	509	509
2010	616,874	773,162
2011	529,269	636,414
Thereafter	1,552,046	1,697,306

	2,996,385	3,405,078

10.	DEFERRED CREDITS

	2006			2005

		Accumulated	Net book		Accumulated	Net book
	Amount	amortization	value	Amount	amortization	value
	$	$	$	$	$	$

IRU prepayments	629,119	69,064	560,055	629,005	56,518	572,487
Foreign exchange gains on translating hedged long-term debt	408,693	–	408,693	329,756	–	329,756
Equipment revenue	277,317	165,972	111,345	263,295	174,509	88,786
Connection fee and installation revenue	42,797	28,600	14,197	46,061	31,437	14,624
Fair value adjustment on debt assumed on acquisition	6,084	3,684	2,400	6,084	3,014	3,070
Bond forward proceeds	2,486	281	2,205	–	–	–
Deposit on future fiber purchase	2,000	–	2,000	2,000	–	2,000

	1,368,496	267,601	1,100,895	1,276,201	265,478	1,010,723

Amortization on deferred credits for 2006 amounted to $108,595 (2005 – $100,730; 2004 – $110,185) and was recorded in the accounts as described below.
IRU agreements are in place for periods ranging from 21 to 60 years and are being amortized to income over the agreement periods. Amortization in respect of the IRU agreements for 2006 amounted to $12,546 (2005 – $12,999; 2004 – $12,098). Amortization in respect of the fair value adjustment on debt amounted to $670 (2005 – $670; 2004 – $670) and amortization of the bond forward was $281, both of

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
which were offset against interest expense. Amortization of equipment revenue for 2006 amounted to $80,256 (2005 – $71,677; 2004 – $82,711). Amortization of connection fee and installation revenue for 2006 amounted to $14,842 (2005 – $15,384; 2004 – $14,706) and was recorded as service revenue.
11.     SHARE CAPITAL
Authorized
The Company is authorized to issue a limited number of Class A voting participating shares (“Class A Shares”) of no par value, as described below, an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) of no par value, Class 1 preferred shares, Class 2 preferred shares, Class A preferred shares and Class B preferred shares.
The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of shares (i) currently issued and outstanding and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares.

			2006	2005
			$	$

Number of securities

2006	2005

11,291,932	11,344,932	Class A Shares	2,475	2,487
203,649,904	208,634,005	Class B Non-Voting Shares	1,974,491	2,021,686

214,941,836	219,978,937		1,976,966	2,024,173

Class A and Class B Non-Voting Shares
Class A Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. In the event that a takeover bid is made for Class A Shares, in certain circumstances, the Class B Non-Voting Shares are convertible into an equivalent number of Class A Shares.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
Changes in Class A and Class B Non-Voting Share capital in 2006, 2005 and 2004 are as follows:

			Class B Non-Voting
	Class A Shares		Shares

	Number	$	Number	$

August 31, 2003	11,360,432	2,491	220,496,092	2,107,464
Class A Share conversions	(500)	(1)	500	1
Purchase of shares for cancellation	–	–	(4,134,000)	(39,655)
Stock option plans exercises	–	–	9,000	164
Issued in respect of Monarch acquisition	–	–	3,737,780	65,000
Share issue costs	–	–	–	(31)

August 31, 2004	11,359,932	2,490	220,109,372	2,132,943
Class A Share conversions	(15,000)	(3)	15,000	3
Purchase of shares for cancellation	–	–	(11,505,500)	(111,488)
Stock option plans exercises	–	–	15,133	228

August 31, 2005	11,344,932	2,487	208,634,005	2,021,686
Class A Share Conversions	(53,000)	(12)	53,000	12
Purchase of shares for cancellation	–	–	(5,119,900)	(49,584)
Stock option plans exercises	–	–	82,799	2,377

August 31, 2006	11,291,932	2,475	203,649,904	1,974,491

During 2006 the Company purchased for cancellation 5,119,900 (2005 – 11,505,500; 2004 – 4,134,000) Class B Non-Voting Shares pursuant to its outstanding normal course issuer bid for $146,640 (2005 – $287,063; 2004 – $85,968). Share capital has been reduced by the stated value of the shares amounting to $49,584 (2005 – $111,488; 2004 – $39,655) with the excess of the amount paid over the stated value of the shares amounting to $97,056 (2005 – $175,575; 2004 – $46,313) charged to the deficit.
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000. To date, 73,617 Class B Non-Voting Shares have been issued under these plans.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
The changes in options in 2006, 2005 and 2004 are as follows:

	2006		2005		2004

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	Shares	$	Shares	$	Shares	$

Outstanding at beginning of year	8,452,250	32.59	7,847,000	32.55	7,607,500	32.58
Granted	2,769,500	32.62	1,783,000	32.62	1,216,750	32.49
Forfeited	(1,608,000)	32.64	(1,177,750)	32.38	(977,250)	32.68
Exercised	(54,949)	31.83	–	–	–	–

Outstanding at end of year	9,558,801	32.60	8,452,250	32.59	7,847,000	32.55

The following table summarizes information about the options outstanding at August 31, 2006:

	Options outstanding			Options exercisable

	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercisable	average
	August 31,	remaining	exercise	at August 31,	exercise
Range of prices	2006	contractual life	price	2006	price

$17.37	10,000	7.14	17.37	5,000	17.37
$29.70 – $34.70	9,548,801	6.23	32.62	5,959,802	32.61

The Company recorded compensation expense and credited contributed surplus for $3,272 (2005 – $1,454; 2004 – $412) in respect of the estimated fair value of options. Upon exercise of 54,949 options in the current year, $28 was transferred from contributed surplus to share capital.
For all common share options granted to employees up to August 31, 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share would have been reported as the proforma amounts indicated below:

	2006	2005	2004
	$	$	$

Net income	458,250	153,221	70,870
Fair value of stock option grants	1,870	5,772	16,696

Proforma net income	456,380	147,449	54,174
Proforma basic earnings per share	2.10	0.65	0.23
Proforma diluted earnings per share	2.08	0.65	0.23

The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2006 was $2.88 per option (2005 – $4.30 per option; 2004 – $4.24 per

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
option). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005	2004

Dividend yield	1.91%	1.47%	0.94%
Risk-free interest rate	3.98%	3.54%	3.70%
Expected life of options	4 years	4 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	20.4%	36.7%	39.7%

For the purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period.
Other stock options
In conjunction with the acquisition of Satellite Services, holders of Satellite Services options elected to receive 0.9 of one of the Company’s Class B Non-Voting Shares in lieu of one Satellite Services share which would have been received upon the exercise of a Satellite Services option under the Satellite Services option plan.
At August 31, 2006 there were 38,836 (2005 – 57,336) Satellite Services options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $13.18 (2005 – $13.19). The weighted average remaining contractual life of the Satellite Services options is 1.4 years. At August 31, 2006, 38,836 (2005 – 57,336) Satellite Services options were exercisable into 34,952 (2005 – 51,602) Class B Non-Voting Shares of the Company at a weighted average price of $14.64 (2005 – $14.66) per Class B Non-Voting Share. During the year, 18,500 (2005 – 10,666; 2004 – 10,000) Satellite Services options were exercised for $244 (2005 – $84; 2004 – $164).
Warrants
Prior to the Company’s acquisition and consolidation of Satellite Services effective July 1, 2000, Satellite Services and Star Choice had established a plan to grant Satellite Services warrants to acquire Satellite Services common shares at a price of $22.50 per share to distributors and dealers. The Company provided for this obligation (using $25 per equivalent Shaw Class B Non-Voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B Non-Voting Shares at that time. Accordingly, the issue of the warrants under the plans had no impact on earnings of the Company.
A total of 5,600 warrants remain outstanding under the plan and all are vested at August 31, 2006. During the year, 11,200 warrants (2005 – 5,534; 2004 – Nil) were exercised for $280 (2005 – $138; 2004 – Nil). On September 1, 2006, 250 warrants were exercised and the remaining 5,350 warrants expired.
Dividends
To the extent that dividends are declared at the election of the board of directors, the holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
dividends on the Class A Shares, an additional dividend at a rate of $0.005 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A and Class B Non-Voting Shares participate equally, share for share, as to all subsequent dividends declared.
Except in certain limited circumstances, the Company may not pay or declare dividends on any of its capital stock (including capital stock classified as debt) (except by way of stock dividend) at any time when any interest on the COPrS (see note 9) is either in default or is being deferred.
Share transfer restriction
The Articles of Arrangement of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a license to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).
Earnings per share
Earnings per share calculations are as follows:

	2006	2005	2004
	$	$	$

Net income	458,250	153,221	70,870

Earnings per share
Basic	2.11	0.67	0.31
Diluted	2.09	0.67	0.31

Weighted average number of Class A and Class B Non-Voting Shares used as denominator in above calculations	217,666,000	228,210,000	231,605,000

Options to purchase 9,593,753 (2005 – 8,503,852; 2004 – 7,908,202) Class B Non-Voting Shares were outstanding under the Company’s stock option plan and the Cancom option plan at August 31, 2006, warrants to issue 5,600 Class B Non-Voting Shares (2005 – 237,121; 2004 – 248,205) were outstanding at August 31, 2006, and the Company has the right to issue Class B Non-Voting Shares in satisfaction of its redemption obligations on the COPrS included in long-term debt.
In 2006, diluted earnings per share is calculated by adding back the interest, net of tax, on the COPrS of $5,658 and by adding to the weighted average number of Class A and Class B Non-Voting Shares outstanding during the period, the number of shares that would be issued of 4,027,000 to settle the principal element of the COPrS based on opening market prices. In 2005 and 2004, the COPrS impact did not result in a dilutive effect.
The Class B Non-Voting Shares issuable under the Company’s stock option and warrant plans are either anti-dilutive (increase earnings per share) and are therefore not included in calculating diluted earnings per share.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]

12.	FOREIGN CURRENCY CUMULATIVE TRANSLATION ADJUSTMENT

	2006	2005
	$	$

Balance, beginning of year	365	444
Current year’s deferred translation adjustment	(35)	(79)

Balance, end of year	330	365

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2006	2005
	$	$

Trade	63,374	48,368
Accrued liabilities	188,242	163,150
Accrued network fees	116,077	110,539
Interest	75,412	67,894
Related parties [note 18]	16,926	16,994
Current portion of pension plan liability	1,088	1,088

	461,119	408,033

14.	INCOME TAXES
Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax liabilities and assets are as follows:

	2006	2005
	$	$

Future income tax liabilities:
Property, plant and equipment	101,670	137,456
Broadcast licenses	1,012,448	1,157,966
Deferred charges	–	10,870
Partnership income	259,475	263,904

	1,373,593	1,570,196

Future income tax assets:
Non-capital loss carryforwards	381,756	497,663
Deferred charges	5,335	–
Investments	1,564	3,684

	388,655	501,347

Net future income tax liability	984,938	1,068,849

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of future income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.
The Company has capital loss carryforwards of approximately $206,000 for which no future income tax asset has been recognized in the accounts. These capital losses can be carried forward indefinitely.
The income tax expense or recovery differs from the amount computed by applying Canadian statutory rates to income before income taxes for the following reasons:

	2006	2005	2004
	$	$	$

Current statutory income tax rate	33.75%	35.5%	35.5%

Income tax expense at current statutory rates	126,409	83,031	45,382
Increase (decrease) in taxes resulting from:
Large corporations tax	1,859	5,730	6,249
Non-taxable portion of foreign exchange gains or losses and amounts on sale/write-down of assets and investments	(9,077)	(9,903)	(2,851)
Valuation allowance	(29,091)	–	22,932
Effect of future tax rate reductions	(175,752)	–	(14,089)
Originating temporary differences recorded at future tax rates expected to be in effect when realized	750	(67)	(610)
Other	1,240	1,591	(297)

Income tax expense (recovery)	(83,662)	80,382	56,716

Significant components of the provision for income taxes are as follows:

	2006	2005	2004
	$	$	$

Current tax expense	1,859	5,744	4,618
Future income tax expense related to origination and reversal of temporary differences	119,322	74,638	43,255
Future income tax expense (recovery) resulting from rate changes and valuation allowance	(204,843)	–	8,843

Income tax expense (recovery)	(83,662)	80,382	56,716

15.	BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH satellite services (Star Choice) and satellite distribution services (“Satellite Services”). All of these operating segments are located in Canada.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates divisional performance based on service revenue and service operating income before charges such as amortization and certain litigation settlements.

	2006

		Satellite

	Cable	DTH	Satellite Services	Total	Total
	$	$	$	$	$

Service revenue – total	1,811,579	573,100	86,434	659,534	2,471,113
Inter segment	(2,996)	(5,293)	(3,540)	(8,833)	(11,829)

	1,808,583	567,807	82,894	650,701	2,459,284

Service operating income before amortization	857,466	175,401	45,050	220,451	1,077,917

Service operating income as % of external revenue	47.4%	30.9%	54.3%	33.9%	43.8%

Segment interest(1)	210,758	n/a	n/a	42,100	252,858
Burrard Landing Lot 2 Holdings Partnership					1,445

Total interest					254,303

Cash taxes(1)	1,761	n/a	n/a	98	1,859

Segment assets	5,891,103	859,941	536,044	1,395,985	7,287,088

Corporate assets					235,455

Total assets					7,522,543

Capital expenditures and equipment subsidies by segment
Capital expenditures	432,156	5,598	12,072	17,670	449,826
Equipment subsidies	19,393	88,536	–	88,536	107,929

	451,549	94,134	12,072	106,206	557,755

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment					423,855
Additions to equipment costs (net)					107,929

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows					531,784
Decrease in working capital related to capital expenditures					31,343
Less: Partnership capital expenditures(2)					(1,803)
Less: IRU prepayments(3)					(281)
Less: Satellite services equipment profit(4)					(3,288)

Total capital expenditures and equipment subsidies reported by segments					557,755

See notes following 2004 business segment table.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]

	2005

		Satellite

	Cable	DTH	Satellite Services	Total	Total
	$	$	$	$	$

Service revenue – total	1,601,126	535,333	90,152	625,485	2,226,611
Inter segment	(2,757)	(4,604)	(9,440)	(14,044)	(16,801)

	1,598,369	530,729	80,712	611,441	2,209,810

Service operating income before amortization	797,583	141,687	42,723	184,410	981,993

Service operating income as % of external revenue	49.9%	26.7%	52.9%	30.2%	44.4%

Segment interest(1)	220,388	n/a	n/a	41,384	261,772
Burrard Landing Lot 2 Holdings Partnership					1,177

Total interest					262,949

Cash taxes(1)	5,410	n/a	n/a	334	5,744

Segment assets	5,788,468	877,397	534,278	1,411,675	7,200,143

Corporate assets					230,042

Total assets					7,430,185

Capital expenditures and equipment subsidies by segment
Capital expenditures	313,056	2,049	6,385	8,434	321,490
Equipment subsidies	30,112	85,556	–	85,556	115,668

	343,168	87,605	6,385	93,990	437,158

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment					336,888
Additions to equipment costs (net)					115,668

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows					452,556
Decrease in working capital related to capital expenditures					4,378
Less: Partnership capital expenditures(2)					(15,045)
Less: IRU prepayments(3)					(1,198)
Less: Satellite services equipment profit(4)					(3,533)

Total capital expenditures and equipment subsidies reported by segments					437,158

See notes following 2004 business segment table.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]

	2004

		Satellite

	Cable	DTH	Satellite Services	Total	Total
	$	$	$	$	$

Service revenue – total	1,494,176	510,386	96,543	606,929	2,101,105
Inter segment	(2,607)	(4,749)	(14,000)	(18,749)	(21,356)

	1,491,569	505,637	82,543	588,180	2,079,749

Service operating income before amortization and litigation settlement	779,579	111,150	41,690	152,840	932,419
Litigation settlement					(6,484)

Service operating income before amortization					925,935

Service operating income as % of external revenue	52.3%	22.0%	50.5%	26.0%	44.5%

Interest(1)	237,290	n/a	n/a	44,484	281,774

Cash taxes(1)	2,926	n/a	n/a	1,692	4,618

Segment assets	5,842,338	926,478	558,402	1,484,880	7,327,218

Corporate assets					249,502

Total assets					7,576,720

Capital expenditures and equipment subsidies by segment
Capital expenditures	223,665	11,656	(886)	10,770	234,435
Equipment subsidies	43,448	89,263	–	89,263	132,711

	267,113	100,919	(886)	100,033	367,146

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment					256,136
Additions to equipment costs (net)					132,711

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows					388,847
Decrease in working capital related to capital expenditures					2,097
Less: Partnership capital expenditures(2)					(18,373)
Less: IRU prepayments(3)					(1,420)
Less: Satellite services equipment profit(4)					(4,005)

Total capital expenditures and equipment subsidies reported by segments					367,146

(1)	The Company reports interest and cash taxes on a segmented basis for Cable and combined satellite only. It does not report interest and cash taxes on a segmented basis for DTH and Satellite Services.

(2)	Consolidated capital expenditures include the Company’s proportionate share of the Partnership’s capital expenditures which the Company is required to proportionately consolidate (see note 1). As the Partnership is financed by its own debt facility with limited recourse to the Company, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

(3)	Prepayments on IRUs in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment subsidies.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]

(4)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment subsidies as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.
16.     COMMITMENTS AND CONTINGENCIES
Commitments

(i)	During prior years, the Company, through its subsidiaries, purchased 28 Ku-band transponders on the Anik F1 satellite and 16 Ku-band transponders on the Anik F2 satellite from Telesat Canada. During the current year, the Company purchased two additional Ku-band transponders on the Anik F2. In addition, the Company leases a number of C-band and Ku-band transponders. Under the Ku-band F1 and F2 transponder purchase agreements, the Company is committed to paying an annual transponder maintenance fee for each transponder acquired from the time the satellite becomes operational for a period of fifteen years.

(ii)	The Company has various long-term commitments for the maintenance and lease of satellite transponders, lease of transmission facilities, and lease of premises as follows:

$

2007	107,077
2008	101,018
2009	95,255
2010	92,423
2011	92,206
Thereafter	498,900

986,879

Included in operating, general and administrative expenses are transponder maintenance expenses of $57,132 (2005 – $52,604; 2004 – $35,043) and rental expenses of $51,437 (2005 – $54,459; 2004 – $70,517).

(iii)	At August 31, 2006, the Company had capital expenditure commitments of $26,596 covering a two year period.
Contingencies
The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although resolution of such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.
Guarantees
In the normal course of business the Company enters into indemnification agreements and has issued irrevocable standby letters of credit and performance bonds with and to third parties.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
Indemnities
Many agreements related to acquisitions and dispositions of business assets include indemnification provisions where the Company may be required to make payment to a vendor or purchaser for breach of contractual terms of the agreement with respect to matters such as litigation, income taxes payable or refundable or other ongoing disputes. The indemnification period usually covers a period of two to four years. Also, in the normal course of business, the Company has provided indemnifications in various commercial agreements, customary for the telecommunications industry, which may require payment by the Company for breach of contractual terms of the agreement. Counterparties to these agreements provide the Company with comparable indemnifications. The indemnification period generally covers, at maximum, the period of the applicable agreement plus the applicable limitations period under law.
The maximum potential amount of future payments that the Company would be required to make under these indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation. However, the Company enters into indemnification agreements only when an assessment of the business circumstances would indicate that the risk of loss is remote. At August 31, 2006 management believes it is remote that the indemnification provisions would require any material cash payment.
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of its subsidiaries as a group.
Irrevocable standby letters of credit and performance bonds
The Company and certain of its subsidiaries have granted irrevocable standby letters of credit and performance bonds, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of August 31, 2006, the guarantee instruments amounted to $357. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s financial statements. The guarantee instruments mature at various dates in fiscal 2007.

17.	PENSION PLANS
Defined contribution pension plans
The Company has defined contribution pension plans for all non-union employees and contributes 5% of eligible earnings to the maximum amount deductible under the Income Tax Act. For union employees, the Company contributes amounts up to 7.5% of earnings to the individuals’ registered retirement savings plans. Total pension costs in respect of these plans for the year were $12,359 (2005 – $11,091; 2004 – $9,388) of which $7,139 (2005 – $6,873; 2004 – $5,913) was expensed and the remainder capitalized.
Defined benefit pension plan
Effective September 1, 2002, the Company established a new non-contributory defined benefit pension plan for certain of its senior executives. Benefits under this plan are based on the employees’ length of

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
service and their highest three year average rate of pay during their years of service. Employees are not required to contribute to the plan. The plan is unfunded. The plan has remained unchanged since its initiation other than an amendment in 2004 to limit survivor benefits which decreased the pension obligation by approximately $3,600.
The table below shows the change in benefit obligations.

	2006	2005
	$	$

Accrued benefit obligation, beginning of year	100,004	61,888
Current service cost	2,271	996
Interest cost	5,088	3,930
Actuarial losses	4,811	34,330
Past service cost	–	–
Payment of benefits to employees	(1,088)	(1,140)

Accrued benefit obligation, end of year	111,086	100,004
Plan value of assets, end of year	–	–

Plan deficit, end of year	(111,086)	(100,004)

Reconciliation of accrued benefit obligation to balance sheet	2006	2005
accrued pension benefit liability	$	$

Balance of unamortized pension obligation:
Unamortized past service costs	20,275	22,842
Unamortized actuarial loss	51,999	50,963

	72,274	73,805

Accrued pension benefit liability recognized in balance sheet:
Accounts payable and accrued liability	1,088	1,088
Long-term liability	37,724	25,111

	38,812	26,199

Accrued benefit obligation, end of year as above	111,086	100,004

The actuarial loss in 2005 of $34,330 results from changes in interest rate assumptions, salary escalation assumptions, changes in the mortality table, as well as new entrants to the plan.
The tables below shows the significant weighted-average assumptions used to measure the pension obligation and cost.

	2006	2005
Accrued benefit obligation	%	%

Discount rate	5.25	5.00
Rate of compensation increase	5.00	4.00

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]

	2006	2005	2004
Benefit cost for the year	%	%	%

Discount rate	5.00	6.25	6.50
Rate of compensation increase	4.00	3.00	3.00

The table below shows the components of the net benefit plan expense.

	2006	2005	2004
	$	$	$

Current service cost	2,271	996	1,743
Interest cost	5,088	3,930	3,202
Past service cost	–	–	–
Actuarial losses	4,811	34,330	9,495
Difference between amortization of actuarial loss recognized for the year and actual actuarial loss on the accrued benefit obligation for the year	(1,036)	(32,579)	(8,321)
Difference between amortization of past service costs recognized for the year and actual past service costs on the accrued benefit obligation for the year	2,567	2,567	2,567

Pension expense	13,701	9,244	8,686

The table below shows the expected benefit payments in each of the next five fiscal years as actuarially determined, and in aggregate, for the five fiscal years thereafter:

$

2007	1,088
2008	1,081
2009	1,575
2010	3,474
2011	3,442
2012 – 2016	27,401

18.	RELATED PARTY TRANSACTIONS
The following sets forth transactions in which the Company and its affiliates, directors or executive officers are involved.
Normal course transactions
The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
Corus Entertainment Inc. (“Corus”)
The Company and Corus are subject to common voting control. During the year, network fees of $100,046 (2005 – $94,165; 2004 – $90,537), advertising fees of $269 (2005 – $283; 2004 – $831) and programming fees of $1,116 (2005 – $1,083; 2004 – $1,129) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company provided cable system distribution access to Corus Custom Networks, the advertising division of Corus, for $253 (2005 – $251; 2004 – $243), administrative and other services to Corus for $1,743 (2005 – $1,646; 2004 – $1,488), uplink of television signals to Corus for $4,845 (2005 – $4,759; 2004 – $4,546) and Internet services and circuits for $637 (2005 – $92, 2004 – $18).
The Company provided Corus with television advertising spots in return for radio and television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.
Specialty Channels
The Company had equity interests in The Biography Channel and G4Tech TV Canada until June 2006, at which time these specialty channels were sold (see note 5), and MSNBC in prior years until its windup in 2005. During the year, the Company paid network fees of $1,729 (2005 – $2,188; 2004 – $2,390) and provided uplink television signals for $253 (2005 – $412; 2004 – $598).
Burrard Landing Lot 2 Holdings Partnership
During the current year, the Company paid $8,560 (2005 – $7,238) to the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, B.C., is the Company’s headquarters for its Lower Mainland operations.
Other
The Company has entered into certain transactions with companies that are affiliated with Directors of the Company and are as follows:
During the year, the Company provided customer billing services for $161 (2005 – $210; 2004 – $197), Internet services for $241 (2005 – $665; 2004 – $551), cable subscriber services for $190 (2005 – $162; 2004 – $154), cable related services for $48 (2005 – $21; 2004 – $26) and satellite distribution services for $95 (2005 – $82; 2004 – $75) to a company controlled by a former Director of the Company.
During the current year, the Company paid $858 (2005 – $2,506; 2004 – $3,233) for direct sales agent, maintenance and service agent services to a company controlled by a former Director of the Company.
During the current year, the Company paid $1,928 (2005 – $1,328; 2004 – $1,935) for remote control units to a supplier where a Director of the Company holds a position on the supplier’s board of directors.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
Other transactions
The Company has entered into certain transactions with affiliated companies, senior officers and directors of the Company and are as follows:
During 2005, the Company sold the cable television advertising business, originally acquired as part of the purchase of the Monarch cable systems (see note 2), to Corus. The transaction was recorded at the exchange amount, representing the consideration received of $987. The consideration received reflected fair value as evidenced by similar transactions entered into by the Company.
Under a policy of supporting employee and officer relocations, the Company has granted non-interest bearing loans for a period of five years collateralized by mortgages on the personal residences. Other loans have in the past been granted to executive officers in connection with their employment for periods ranging up to ten years. In 2002, two real estate properties, initially acquired by the Company, were sold to an officer of the Company for the greater of cost or fair market value. In 2002, a 10-year loan for an amount up to $6,000 was taken back as consideration and a mortgage on each of the properties is held as collateral. Effective June 25, 2003 the officer elected to pay interest at the greater of 4% and Revenue Canada’s quarterly prescribed interest rate for employee taxable benefits. Effective January 1, 2006, the interest rate was set at Revenue Canada’s quarterly prescribed rate applicable to employee taxable benefits. Previous to June 2003, the loan had been non-interest bearing. The effective interest rate on the loan has been approximately 4% since June 25, 2003. Other loans are non-interest bearing. During the current year, executive officers voluntarily repaid approximately 10% (2005 – 10%) of their original loan balances. At August 31, 2006, the total amount outstanding on all employee and officer loans was $5,446 (2005 – $6,246).
During 2004, the Company acquired certain cable systems of Monarch as described in note 2. Monarch is controlled by a Director of the Company. The Company also acquired a small cable system from another Director as described in note 2.
In 2004, the Company settled certain indemnity claims in respect of a prior acquisition. The vendors of the company were represented by a director of Shaw. Shaw received a net payment of $890 in respect of the settlement.
Through an investment in a partnership, Corus and Shaw each had an indirect holding in certain assets, primarily consisting of a real estate property. In 2004, Shaw’s interest in the assets was transferred to Corus in exchange for cash of $253 and a promissory note of $1,140, which was repaid by August 31, 2006. As part of the transaction, Shaw and Corus entered into an agreement effective August 26, 2004 for Shaw’s use of the remaining assets for $20 per month for a period of 22 months. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The parties have agreed that the exchange amounts represent fair value consideration for the transactions.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]

19.	FINANCIAL INSTRUMENTS
Fair values
The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and liabilities approximates their carrying amount due to their short-term nature.

(ii)	Investments and other assets

a)	The fair value of publicly traded shares included in this category is determined by the closing market values for those investments.

b)	The carrying value of other investments in this category approximates their fair value.

(iii)	Long – term debt

a)	The carrying value of bank loans approximates their fair value because interest charges under the terms of the bank loans are based upon current Canadian bank prime and bankers’ acceptance rates and on US bank base and LIBOR rates.

b)	The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

(iv)	Derivative financial instruments
The fair value of interest and cross-currency interest exchange agreements and US currency contracts is based upon quotations by the counterparties to the agreements.
The estimated fair values of long-term debt and all derivative financial instruments are as follows:

	2006		2005

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
	$	$	$	$

Long-term debt	2,996,385	3,087,729	3,199,542	3,362,164
Derivative financial instruments –
Interest exchange agreements	–	1,996	–	8,509
Cross-currency interest rate exchange agreements	–	517,121	–	451,495
US currency purchase and purchase option contracts	–	14,408	15,695	30,093

	2,996,385	3,621,254	3,215,237	3,852,261

A hypothetical one percentage point decrease in interest rates would have the effect of increasing the estimated fair value of the Company’s debt instruments to $3.8 billion at August 31, 2006 (2005 – $4.0 billion).

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
The maturity dates for derivative financial instruments related to long term debt are as outlined in note 9. US currency purchase contracts related to capital expenditures mature at various dates during 2007 to 2010.
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Credit risks
Credit risks associated with interest and cross-currency interest exchange agreements and US currency contracts arise from the ability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. These risks are mitigated by dealing with major creditworthy financial institutions.
Accounts receivable are not subject to any significant concentrations of credit risk.

20.	STATEMENTS OF CASH FLOWS
Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from operations

	2006	2005	2004
	$	$	$

Net income	458,250	153,221	70,870
Non-cash items:
Amortization –
Deferred IRU revenue	(12,546)	(12,999)	(12,098)
Deferred equipment revenue	(80,256)	(71,677)	(82,711)
Deferred equipment costs	200,218	210,477	229,013
Deferred charges	5,328	6,595	8,108
Property, plant and equipment	385,607	408,866	403,395
Future income tax expense (recovery)	(85,521)	74,638	52,098
Write-down of investments	519	1,937	651
Gain on sale of investments	(50,315)	(32,163)	(356)
Equity loss (income) on investees	(44)	286	250
Debt retirement costs	12,248	6,311	2,598
Fair value loss on foreign currency forward contracts	360	19,342	–
Foreign exchange gain on unhedged long-term debt	(5,369)	(40,518)	(28,522)
Stock option expense	3,272	1,454	412
Defined benefit pension plan	12,612	8,178	7,524
Other	2,834	(5,424)	3,353

Funds flow from operations	847,197	728,524	654,585

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]

(ii)	Changes in non-cash working capital balances related to operations include the following:

	2006	2005	2004
	$	$	$

Accounts receivable	(23,561)	4,907	24,865
Prepaids and other	(5,741)	(2,043)	(144)
Accounts payable and accrued liabilities	22,338	(5,965)	3,923
Income taxes payable/ recoverable	(1,348)	690	4,308
Unearned revenue	7,988	2,325	5,073

	(324)	(86)	38,025

(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	2006	2005	2004
	$	$	$

Interest	245,404	287,906	272,772
Income taxes	3,203	5,091	51

(iv)	Non-cash transactions
The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	2006	2005	2004
	$	$	$

Class B Non-Voting shares issued on acquisitions [note 2]	–	–	65,000

21.	UNITED STATES ACCOUNTING PRINCIPLES
The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]

(a)	Reconciliation to accounting principles generally accepted in the United States

	2006	2005	2004
	$	$	$

Net income using Canadian GAAP	458,250	153,221	70,870
Add (deduct) adjustments for:
Deferred charges (2)	15,362	28,371	14,736
Foreign exchange gains on hedged long-term debt (3)	78,937	121,494	70,156
Reclassification of hedge losses from other comprehensive income (8)	(78,937)	(121,494)	(70,156)
Fair value loss on foreign currency forward contract (8)	–	(7,700)	–
Income tax effect of adjustments	(4,724)	(7,375)	(2,439)
Effect of future income tax rate reductions on differences	(4,266)	–	(682)

Net income using US GAAP	464,622	166,517	82,485

Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(35)	(79)	(38)
Unrealized gains on available-for-sale securities, net of tax (7) Unrealized holding gains arising during the year	–	26,923	4,091
Less: reclassification adjustments for gains included in net income	(30,045)	(21,074)	(1,055)

	(30,080)	5,770	2,998
Adjustment to fair value of derivatives (8)	(51,033)	(186,398)	(67,408)
Reclassification of derivative losses to income to offset foreign exchange gains on hedged long-term debt (8)	66,802	99,930	57,704
Minimum liability for pension plan (10)	4,118	(11,433)	(3,864)
Effect of future income tax rate reductions on differences	(4,933)	–	(63)

	(15,126)	(92,131)	(10,633)

Comprehensive income using US GAAP	449,496	74,386	71,852

Earnings per share – basic and diluted
Net income per share using US GAAP	2.13	0.73	0.36
Comprehensive income per share using US GAAP	2.07	0.33	0.31

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
Balance sheet items using US GAAP

	2006		2005

	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets (7)	17,978	17,978	36,229	72,374
Deferred charges (2)(9)(10)	261,908	164,053	251,246	137,590
Broadcast licenses (1)(5)(6)	4,691,484	4,666,250	4,684,647	4,659,413
Other long-term liabilities (8)(10)	37,724	612,306	40,806	564,779
Deferred credits (3)(9)	1,100,895	679,652	1,010,723	667,114
Future income taxes	984,938	933,990	1,068,849	1,004,206
Shareholders’ equity	1,809,705	1,584,225	1,597,549	1,379,083

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	2006	2005
	$	$

Shareholders’ equity using Canadian GAAP	1,809,705	1,597,549
Amortization of intangible assets (1)	(130,208)	(124,179)
Deferred charges (2)	(8,171)	(17,521)
Equity in loss of investees (4)	(35,710)	(35,710)
Gain on sale of subsidiary (5)	16,052	15,309
Gain on sale of cable systems (6)	50,063	47,745
Derivative not accounted for as a hedge (8)	–	(1,805)
Foreign exchange gains on hedged long-term debt(3)	345,860	271,226
Reclassification of hedge losses from other comprehensive income(8)	(345,860)	(271,226)
Accumulated other comprehensive income	(117,176)	(101,940)
Cumulative translation adjustment	(330)	(365)

Shareholders’ equity using US GAAP	1,584,225	1,379,083

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
Included in shareholders’ equity under US GAAP is accumulated other comprehensive income (loss), which refers to revenues, expenses, gains and losses that under US GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income (loss) is comprised of the following:

	2006	2005
	$	$

Unrealized foreign exchange gain on translation of self-sustaining foreign operations	330	365
Unrealized gains on investments (7)	—	29,729
Fair value of derivatives (8)	(103,114)	(114,794)
Minimum liability for pension plan (10)	(14,392)	(17,240)

	(117,176)	(101,940)

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the consolidated financial statements are as follows:

(1)	Amortization of intangible assets

Until September 1, 2001, under Canadian GAAP amounts allocated to broadcast licenses were amortized using an increasing charge method which commenced in 1992. Under US GAAP, these intangibles were amortized on a straight-line basis over forty years. Effective September 1, 2001, broadcast licenses are considered to have an indefinite life and are no longer amortized under Canadian and US GAAP.

(2)	Deferred charges

Marketing costs to launch new services and equipment subsidies are deferred and amortized under Canadian GAAP. Under US GAAP, these costs are expensed as incurred.

(3)	Foreign exchange gains on hedged long-term debt

Foreign exchange gains on translation of hedged long-term debt are deferred under Canadian GAAP but included in income for US GAAP.

(4)	Equity in loss of investees

The earnings of investees determined under Canadian GAAP have been adjusted to reflect US GAAP.

Under Canadian GAAP, the investment in Star Choice was accounted for using the cost method until CRTC approval was received for the acquisition. When the Company received CRTC approval, the amount determined under the cost method became the basis for the purchase price allocation and equity accounting commenced. Under US GAAP, equity accounting for the investment was applied retroactively to the date the Company first acquired shares in Star Choice.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]

(5)	Gain on sale of subsidiary

In 1997, the Company acquired a 54% interest in Star Choice in exchange for the shares of HomeStar Services Inc., a wholly-owned subsidiary at that time. Under Canadian GAAP the acquisition of the investment in Star Choice was a non-monetary transaction that did not result in the culmination of the earnings process, as it was an exchange of control over similar productive assets. As a result, the carrying value of the Star Choice investment was recorded at the book value of assets provided as consideration on the transaction. Under US GAAP the transaction would have been recorded at the fair value of the shares in HomeStar Services Inc. This would have resulted in a gain on disposition of the consideration the Company exchanged for its investment in Star Choice and an increase in the acquisition cost for Star Choice.

(6)	Gain on sale of cable systems

The gain on sale of cable systems determined under Canadian GAAP has been adjusted to reflect the lower net book value of broadcast licenses under US GAAP as a result of item (1) adjustments.

Under Canadian GAAP, no gain was recorded in 1995 on an exchange of cable systems with Rogers Communications Inc. on the basis that this was an exchange of similar productive assets. Under US GAAP the gain net of applicable taxes is recorded and amortization adjusted as a result of the increase in subscriber base upon the recognition of the gain.

(7)	Unrealized gains (losses) on investments

Under US GAAP, equity securities having a readily determinable fair value and not classified as trading securities are classified as “available-for-sale securities” and reported at fair value, with unrealized gains and losses included in comprehensive income and reported as a separate component of shareholders’ equity net of related future income taxes. Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Declines in the fair value of individual available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Under Canadian GAAP, available-for-sale securities are carried at cost and written down only when there is evidence that a decline in value, that is other than temporary, has occurred.

(8)	Derivative instruments and hedging activities

Under US GAAP, all derivatives are recognized in the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. Derivatives that are hedges are adjusted through income or other comprehensive income until the hedged item is recognized in income depending on the nature of the hedge. Under Canadian GAAP, only speculative derivative financial instruments and those that do not qualify for hedge accounting are recognized in the balance sheet.

(9)	Subscriber connection fee revenue and related costs

Subscriber connection fee revenue and related costs are deferred and amortized under Canadian GAAP. Under US GAAP, the revenue and costs are recognized into income and expense immediately.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]

(10)	Minimum liability for pension plan

The Company’s unfunded non-contributory defined benefit pension plan for certain of its senior executives has an accumulated benefit obligation of $79,902 (2005 – $75,770). Under US GAAP, an additional minimum liability is to be recorded for the difference between the accumulated benefit obligation and the accrued pension liability. The additional liability is offset in deferred charges up to an amount not exceeding the unamortized past service costs. The remaining difference is recognized in other comprehensive income, net of tax. Under Canadian GAAP, the accumulated benefit obligation and additional minimum liability are not recognized.

(b)	Stock-based compensation
For all common share options granted to employees up to August 31, 2003 the Company applied APB Opinion 25 “Accounting for Stock Issued to Employees” in accounting for common share options granted to employees and officers for US GAAP purposes. Pro forma disclosures of net income and net income per share are presented below as if the Company had adopted the cost recognition requirements under FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Pro forma disclosures are not likely to be representative of the effects on reported income for future years.

		2006	2005	2004
		$	$	$

Net income, US GAAP	As reported	464,622	166,517	82,485
	Pro forma	462,752	160,745	65,789
Net income per share, US GAAP	As reported	2.13	0.73	0.36
	Pro forma	2.13	0.70	0.28

The fair value of common share options granted in 2006 was $7,562 (2005 – $7,301; 2004 – $5,000).

(c)	Recent accounting pronouncements

(1)	Share-Based Payment
Effective September 1, 2005, the Company adopted FASB Statement No. 123(R) “Share-Based Payment”, which replaced Statement 123 and superceded APB Opinion 25. Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. The adoption of Statement 123(R) had no impact on the Company’s financial statements.

(2)	Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans
In September 2006, the FASB issued Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Benefit Plans”, which addresses recognition of overfunded or underfunded status of defined benefit postretirement plans as an asset or liability and recognition of changes in that funded status in the year in which the changes occur through comprehensive income. Statement 158 is effective for the Company’s 2007 fiscal year. The Company is currently assessing the impact of the adoption of this new accounting policy standard.

(3)	Accounting for Uncertainty in Income Taxes
In June 2006, the FASB issued Interpretation 48 “Accounting for Uncertainty in Income Taxes” which prescribes a recognition threshold and measurement attribute for the financial statement recognition and

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2006, 2005 and 2004
[all amounts in thousands of Canadian dollars except share and per share amounts]
measurement of a tax position taken or expected to be taken in a tax return. Interpretation 48 is effective for the Company’s 2008 fiscal year. The Company is currently assessing the impact of the adoption of this new accounting policy standard.

22.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS
Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

Shaw Communications Inc.
FIVE YEARS IN REVIEW
August 31, 2006

	2006	2005	2004	2003	2002

($000’s except per share amounts)
Service revenue
Cable	1,808,583	1,598,369	1,491,569	1,459,833	1,367,563
DTH	567,807	530,729	505,637	450,176	361,116
Satellite	82,894	80,712	82,543	88,412	95,870

	2,459,284	2,209,810	2,079,749	1,998,421	1,824,549

Service operating income (loss) before amortization(1)
Cable	857,466	797,583	779,579	727,458	608,916
DTH	175,401	141,687	111,150	52,814	(14,103)
Satellite	45,050	42,723	41,690	38,619	40,203
Corporate restructuring and inventory write-down	–	–	–	(13,250)	(4,600)
Litigation settlements	–	–	(6,484)	12,000	–

	1,077,917	981,993	925,935	817,641	630,416

Net income (loss)	458,250	153,221	70,870	(37,177)	(315,794)

Earnings (loss) per share
Basic	2.11	0.67	0.31	(0.16)	(1.36)
Diluted	2.09	0.67	0.31	(0.16)	(1.36)

Funds flow from operations(2)	847,197	728,524	654,585	494,573	289,778

Balance sheet
Total assets	7,522,543	7,430,185	7,576,720	7,730,929	8,644,926
Long-term debt (including current portion)	2,996,385	3,199,542	3,344,258	3,635,205	4,433,869

Cash dividends declared per share
Class A	0.470	0.305	0.155	0.045	0.045
Class B	0.475	0.310	0.160	0.050	0.050

(1)	See Key performance drivers on page 8.

(2)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Shaw Communications Inc.
SHAREHOLDERS’ INFORMATION
August 31, 2006
Share Capital and Listings
The Company is authorized to issue a limited number of Class A participating and an unlimited number of Class B Non-Voting participating shares. The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares. At August 31, 2006, the Company had 11,291,932 Class A Shares and 203,649,904 Class B Non-Voting Shares outstanding. The Class A Shares are listed on the TSX Venture Stock Exchange under the symbol SJR.A. The Class B Non-Voting Shares are listed on The Toronto Stock Exchange under SJR.B and on the New York Stock Exchange under the symbol SJR.
Trading Range of Class B Non-Voting Shares on The Toronto Stock Exchange

			Total
Quarter	High Close	Low Close	Volume

September 1, 2005 to August 31, 2006
First	25.55	23.18	37,566,242
Second	31.73	23.46	42,162,990
Third	32.75	27.17	34,771,782
Fourth	34.25	29.50	42,009,818

Closing price, August 31, 2006	33.20		156,510,832

Share Splits
There have been three splits of the Company’s shares – February 7, 2000 (2 for 1), May 18, 1994 (2 for 1), and September 23, 1987 (3 for 1). In addition, as a result of the Arrangement referred to in the Management Information Circular dated July 22, 1999, a Shareholder’s Adjusted Cost Base (ACB) was reduced for tax purposes. For details on the calculation of the revised ACB, please refer to the Company’s September 1, 1999 and September 13, 1999 press releases on Shaw’s Investor Relations website at www.shaw.ca/investors.

Shaw Communications Inc.
CORPORATE INFORMATION
August 31, 2006

DIRECTORS	SENIOR OFFICERS	CORPORATE OFFICE	DEBENTURE TRUSTEES
JR Shaw(4)
Executive Chair,
Shaw Communications Inc.

Adrian L. Burns(3)
Corporate Director

James F. Dinning(3)
Non-Executive Chairman
Western Financial Group Inc.

George F. Galbraith (1)(4)
Corporate Director

Ronald V. Joyce(4)
Corporate Director

Rt. Hon. Donald F. Mazankowski(3)(4)
Corporate Director

Michael W. O’Brien(1)
Corporate Director

Harold A. Roozen(1)
President and Chief
Executive Officer,
CCI Thermal
Technologies Inc.

Jeffrey C. Royer(2)
Corporate Director

Bradley S. Shaw
Senior Vice President,
Operations,
Shaw Communications Inc.

Jim Shaw
Chief Executive Officer
Shaw Communications Inc.

JC Sparkman(2)(4)
Corporate Director

Carl E. Vogel(1)
President and Vice Chairman
EchoStar Communications Corporation

Willard (Bill) H. Yuill (2)
Chairman
The Monarch Corporation	JR Shaw
Executive Chair

Jim Shaw
Chief Executive Officer

Rhonda D. Bashnick
Vice President, Finance

Peter J. Bissonnette
President

Michael D’Avella
Senior Vice President, Planning

Bradley S. Shaw
Senior Vice President, Operations

Ken C.C. Stein
Senior Vice President,
Corporate and Regulatory Affairs

Steve Wilson
Senior Vice President and
Chief Financial Officer

CORPORATE SECRETARY:
Douglas J. Black, QC

HONORARY SECRETARY:
Louis Desrochers, CM,
AOE, QC, LLD
(1) Audit Committee
(2) Human Resources Committee
(3) Corporate Governance Committee
(4) Executive Committee	Shaw Communications Inc.
Suite 900, 630 – 3rd  Avenue S.W., Calgary, Alberta
Canada T2P 4L4
Phone: (403) 750-4500
Fax: (403) 750-4501
Website: www.shaw.ca

CORPORATE GOVERNANCE
Information concerning Shaw’s corporate governance policies are contained in the Information Circular and is also available on Shaw’s website, www.shaw.ca.

Information concerning Shaw’s compliance with the corporate governance listing standards of the New York Stock Exchange is available in the investor relations section on Shaw’s website, www.shaw.ca.

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Shaw’s Annual Report, Annual Information Form, Quarterly Reports, Press Releases and other relevant investor relations information are available electronically on the Internet at www.shaw.ca.

AUDITORS
Ernst & Young LLP

PRIMARY BANKER
The Toronto-Dominion Bank

TRANSFER AGENTS
CIBC Mellon Trust Company
Calgary, AB
Phone: 1-800-387-0825
Chase Mellon Shareholder
Services, LLC
New York, NY
Phone: 1-800-526-0801	Computershare Trust
Company of Canada
100 University Avenue,
9th Floor
Toronto, ON M5J 2Y1
service@computershare.com
Phone: 1-800-564-6253
Fax: 1-888-453-0330 or
416-263-9394

Bank of New York
101 Barclay Street, Floor 21F
New York, NY 10288
Phone 1-800-438-5473
Fax: 212-815-5802

FURTHER INFORMATION
Financial analysts, portfolio managers, other investors and interested parties may contact the Company at (403) 750-4500 or visit Shaw’s website at www.shaw.ca for further information.

To receive additional copies of this Annual Report, please fax your request to (403) 750-7469 or email investor.relations@sjrb.ca

For further inquiries relating to Shaw’s philanthropic practices, please call (403) 750-7498.

All trademarks used in this annual report are used with the permission of the owners of such trademarks.